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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Amendment I

(Mark One)

____ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

X **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 31, 2007

OR

____ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________________ to __________________

OR

____ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Date of event requiring this shell company report__________________
For the transition period from ________________ to __________________

Commission file number **0-28980**

ROYAL STANDARD MINERALS INC.
(Exact name of Registrant as specified in its charter)

____
(Translation of Registrant's name into English)

CANADA
(Jurisdiction of incorporation or organization)

3258 MOB NECK ROAD
HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

COMMON SHARES
(Title of Class)

____
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

_____

(Title of Class)

SEC 1852 (05-06)   **Persons who respond to the collection of information contained in
this form are not required to respond unless the form displays a
currently valid OMB control number**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

_____78,275,275 Common Shares_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

_____Yes   __X___No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934.

__X__Yes   ____No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

_____Yes   __X___No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check Below)

Large accelerated filer _____   Accelerated filer _____   Non-accelerated filer __X___

Indicate by check mark which financial statement item the registrant has elected to follow.

___X___ Item 17   _____ Item 18

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

_____Yes   __X___No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

_____Yes   _____No

PART I

Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable

Item 2. Offer Statistics and Expected Timetable
Not Applicable

Item 3. Key Information
A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2007, 2006, 2005, 2004 and 2003. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States Companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 16 of the Consolidated Financial Statements included with this report.

Royal Standard Minerals Inc.
(An Exploration Stage Enterprise)
Consolidated Financial Statement Data
For the Years Ended January 31
(Expressed in US Currency)

	2007	2006	2005	2004	2003
Statement of Operations					
Revenue	$0	$0	$0	$0	$0
Interest Income	$391,420	$0	$0	$0	$0
Expenses	($5,441,870)	($1,493,095)	($572,318)	($565,907)	($330,598)
Net loss for the year	($5,431,480)	($1,611,057)	($475,409)	($554,626)	($416,803)
Deficit, beginning of year	($9,463,890)	($7,852,833)	($7,377,424)	($6,822,798)	($6,405,995)
Deficit, end of year	($14,895,370)	($9,463,890)	($7,852,833)	($7,377,424)	($6,822,798)
Loss per common share:					
Basic	($0.07)	($0.03)	($0.01)	($0.02)	($0.02)
Diluted	($0.07)	($0.03)	($0.01)	($0.02)	($0.02)
Weighted Average Shares Outstanding	73,771,233	53,907,094	41,090,912	31,330,379	25,537,033

Balance Sheet   **Year Ended January 31**

	2007	**2006**	**2005**	**2004**	**2003**
Current Assets	$10,438,324	$1,445,200	$541,835	$273,291	$377,753
Exploration Properties	$7,788,107	$3,810,519	$2,664,127	$1,253,444	$781,039
Equipment, net	$2,056,392	$1,258,994	$37,735	$52,656	$53,688
Total Assets	$20,464,590	$6,646,480	$3,237,383	$1,579,.391	$1,212,480
Current Liabilities	$202,157	$221,733	$104,087	$106,178	$82,300
Net Assets	$20,080,666	$6,292,080	$3,133,296	$1,473,213	$1,130,180

Currency Exchange Rates

Except where otherwise indicated, all dollar figures in this annual report on Form 20-F, including the financial statements, refer to United States currency. The following table sets forth, for the periods indicated, certain exchange rates based on the exchange rates reported by the Federal Reserve Bank of New York as the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes (the "Noon Buying Rate"). Such rates quoted are the number of U.S. dollars per Cdn $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for the number of Canadian dollars per U.S. $1.00.

Year Ended December 31,

	2002	2003	2004	2005	2006
High for the period	.8532	.7738	.8493	.8689	.9148
Low for the period	.7992	.6329	.7196	.7871	.8475
Average rate for the period[1]	.8308	.7186	.7716	.8253	.8821
Rate at end of period	.8358	.7738	.8308	.8577	.8581

(1) Based on the average exchange rates on the last day of each month during the applicable period.

B. Capitalization and indebtedness.
   Not Applicable

C. Reasons for the offer and use of proceeds.
   Not Applicable

D. Risk factors.
The operations of Royal Standard involve a number of substantial risks and the securities of Royal Standard are highly speculative in nature. The following risk factors should be considered:

Absence of Public Market

Trading of the Common Shares of Royal Standard on the TSX Venture Exchange and OTC Bulletin Board has been sporadic and very limited and no assurance can be given that an active trading market will develop or be sustained. Investment in Royal Standard is, therefore, not suitable for any investors who may have to liquidate their investments on a timely basis and should only be considered by investors who are able to make a long term investment in Royal Standard.

Risk Inherent to Royal Standard's Proposed Mining Activities

1.   Royal Standard is engaged in the business of acquiring and exploring mineral properties in the hope of locating an economic deposit or deposits of minerals. The property interests of the Company are in the exploration stage only and are without a known body of commercial ore. There can be no assurance that the Company will generate any revenues or be profitable or that the Company will be successful in locating an economic deposit of minerals.

2.   There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities. Substantial expenditures will be required to pursue such exploration and development activities. Assuming discovery of an economic ore body, and depending on the type of mining operation involved, several years may elapse from the initial stages of development until commercial production is commenced. New mining operations frequently experience unexpected problems during the exploration and development stages and during the initial production phase. In addition, preliminary reserve estimates may prove inaccurate. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any commercial mining operations.

3.   The Company may become subject to liability for cave-ins and other hazards of mineral exploration against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse effect on the financial position of the Company.

History of Losses

At January 31, 2007, the Company had an accumulated deficit of U.S. $14,895,370. There can be no assurance that the Company will ever achieve revenues from operations or that its operations will ever be profitable.

Additional Capital

The terms of the Company's rights to its properties require that the Company expend significant funds on exploratory and other pre-production activities. Should the Company fail to make these expenditures on a timely basis, it would forfeit its rights to the particular projects, including the sums expended through the dates of such forfeitures. The Company's present capital resources are sufficient to fund these costs. There can be no assurance that the Company will be able to raise additional capital on acceptable terms or at all. In any event, any additional issuance of equity would be dilutive to the Company's current shareholders.

No History of Operations

The Company is an exploration stage enterprise with no history of prior operations and no earnings. There can be no assurance that the Company's operations will become profitable in the future. The success of the Company will be dependent on the expertise of its management, the quality of its properties, and its ability to raise the necessary capital to carry out its business plan. If financing is unavailable for any reason, the Company will be unable to acquire and retain its mineral concessions and carry out its business plan.

Regulatory and Economic Factors

Any exploration operations carried on by the Company are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In addition, the profitability of any mining prospect is affected by the market for minerals which is influenced by many factors including changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producers, the political environment and changes in international investment patterns.

Competition

There is significant competition for the acquisition of properties producing or capable of producing gold and precious minerals. The Company may be at a competitive disadvantage in acquiring additional mining properties since it must compete with other individuals and companies, many of which have greater financial resources and larger technical staffs than the Company. As a result of this competition, the Company may be unable to acquire attractive mining properties on terms it considers acceptable.

Title to Properties

The validity of unpatented mining claims on public lands, which constitute most of the property holdings is often uncertain and may be contested and subject to title defects.

Conflict of Interest

Certain directors and officers of the Company are also directors and officers of other natural resource and base metal exploration and development companies. As a result, conflicts may arise between the obligations of these directors to the Company and to such other companies.

Dependence on Key Personnel

The Company's success will be dependent upon the services of its President and Chief Executive Officer, Mr. Roland Larsen.

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of January 31, 2007, the Company had outstanding options and warrants to purchase an aggregate of 19,045,783 Common Shares. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

Dividends
The Company does not anticipate paying dividends in the foreseeable future.

Item 4. Information on the Company

A. History and development of the company.

Royal Standard Minerals Inc. herein referred to as "Royal Standard" or the "Company", was incorporated pursuant to the laws of Canada by articles of incorporation dated December 10, 1986 under its former name, Ressources Minières Platinor Inc. ("Ressources").   On April 30, 1996, Royal Standard shareholders approved the acquisition of all the issued and outstanding shares of Southeastern Resources, Inc. ("Southeastern") in a reverse take-over transaction. Pursuant to this transaction, articles of amendment were filed effective May 14, 1996, pursuant to which the name of Royal Standard was changed to its current form of name and its shares issued and outstanding at that time were consolidated on a 7.5:1 basis. On June 28, 1996, the Common Shares commenced trading on the Montreal Exchange. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange symbol RSM. The Company also trades in the United States Over-the-Counter Bulletin Board symbol RYSMF.

The registered office of Royal Standard is located at 360 Bay Street, Suite 500, Toronto, Ontario M5H, 2V6 and the principal office of Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473. The Company also has an office at One Main Street, Manhattan, Nevada, 89022.

B. Business overview.

Royal Standard is a mineral exploration company engaged in locating, acquiring exploring and the development of gold and precious metal deposits in the state of Nevada. The Company owns a 100% interest in eight (8) projects in four (4) gold-silver districts in Nevada. These projects include the Goldwedge project in Nye County, the Pinon, Railroad and Dark Star projects in Elko County, Mustang Canyon, in Esmeraldo County, the Fondaway Canyon, Dixie-Comstock projects in Churchill County and the Como project in Lyon County, Nevada.

At the present time, the Company's activities are limited to exploratory searches for ore and energy minerals. The Company has not generated any revenues from operations at this time. The Company is evaluating the potential for economic extraction of known deposits of ore grade material on the Company's mineral exploration properties. See Item # 3.D. - Risk Factors.


Goldstrike
Carlin
Trend
Elko
Rain District
Fondaway
Canyon Project
Piñon and
Railroad
Reno
Como Project
Round
Mtn
Manhattan-
Round
Mountain
Caldera
Trend
Goldwedge
Project
Las
Vegas

Goldwedge Project

The Goldwedge, one of several gold deposits in the area, is considered one of the best known projects in the district for development of an underground mine. The property contains excellent exploration potential for future growth. Based upon the results of approximately 75 drill holes primarily within the central zone over a strike length of 1,000+ feet and 100’-500’ of vertical extent reveal continuous gold oxide mineralization of potential mineable thickness and quality. RSM has analyzed all of the drill data as part of a detailed geologic inventory of the deposit.

The project ownership includes staked BLM lands; options of BLM claims owned by others and patented mining claims owned by the Company. All payments, maintenance fees, option payments and taxes to state and federal authorities are current under state and federal guidelines.

The Goldwedge deposit occurs at the intersection of north and northwest trending faults. In the deposit area, the north trending Reliance fault is mineralized within the Ordovician Zanzibar limestone and siltstone. The target mineralization occurs within multiple high angle structures over a width of between 100-200 feet primarily within the Zanzibar limestone. RSM has evaluated all of the pertinent drill data as part of a detailed inventory of the deposit geometry, size and overall grade. The current exploration model suggests that the Goldwedge deposit and the extensions may contain an economically significant gold resource at depth near the contact with the Manhattan Caldera margin.

The first potential mine development program is the 100% owned Goldwedge deposit located within the Manhattan Mining District. The Goldwedge deposit is located approximately 8 miles south of the large Round Mountain gold mine. All of the mine and mill (plant) and water use permits were achieved in early, 2004. Also, in 2004 the Company constructed a 700 foot (underground) decline and cross cut to test one of the gold mineralized structures within a 100+ wide structural zone. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite to include silt ponds, ore pad and the onsite gold processing plant. The Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

The underground bulk sampling and decline development program continued during 2005 and was expanded in 2006. This effort included drifting on one of the mineralized zones and processing this material through an onsite (gravity) plant. The surface facilities and the gold recovery plant were completed in 2005 and modified in 2006 as a means to improve gold recoveries.

Expenses during 2005 on the Goldwedge project were $1,176,419. In 2006 expenses were $3,516,345 bringing total RSM expenses on this project to $6,153,207. Future expenditures are expected to be an additional $1 million over the next two years.

Currently Sierra Power, a commercial electric supplier, services this site. The Company has all of the necessary water rights secured from the State of Nevada.

This project is an advanced exploration project without known reserves and the proposed program is exploratory in nature.

The underground program has several objectives including a test mining program and the establishment of the appropriate mining methods that will be applied to the future development of the property.

The underground development as well as surface and underground drilling will be directed toward expanding the resources on this property as well as the completion and testing of the recovery plant design. The gold recovery plant has been modified to included two ball mill circuits and will include a floatation circuit

Pinon and Railroad Projects-Carlin Trend South

This project is located south of the town of Carlin, Nevada in Elko County, Nevada. The project land position is located east of Nevada state route 276 and extends for 10+ miles in a north-south direction south of the town of Carlin. The best access to the project is via I-80 to Carlin and south on route 276 to the property position.

The land position includes unpatented BLM lands, patented lands and fee lands. All payments, maintenance fees to federal and state authorities are current. Landowner option payments are also current and in good standing for this more than 15,000 acre land position.

The Pinon properties are located on the southern portion of the Carlin gold belt about 10 miles south of Newmont's Rain mine Since its inception, various joint-venture partners have spent more than $10 MM on the project.

The Pinon and Railroad projects are located on the southern portion of the Carlin Trend immediately south of Newmont's Rain gold district. The Carlin Trend is one of the most prolific gold trends in the world and has produced more than 50 million ounces of gold. The properties are located within a well-mineralized region, which only adds to the potential for expanding the known gold deposits and making new discoveries. Much of the district wide exploration was undertaken prior to the start of the 1980's and 1990's. Since the mid-1990's the cumulative knowledge of "Carlin-type" gold deposits has expanded tremendously. This expanded knowledge can be used to re-interpret all of the available data, which may identify new exploration targets on the ground controlled by RSM. Also, during the past 10+ years numerous high-grade gold deposits have been discovered along the Carlin Trend that can be mined using underground techniques. Many of these deeper deposits are associated with surface oxidized gold deposits. Essentially no deeper exploration has been conducted under the Pinon and Railroad deposits, or at other places on the property. The exploration opportunity offers the possibility for discovery of additional gold deposits at Pinon-Railroad.

The Railroad project increased the property position within the district to approximately 10,500 acres of leases and includes unpatented and patented mining claims. This effort included the acquisition of nearly 500 unpatented and 19 patented mining claims that lie south of Newmont's Mining's Rain district in Elko County, Nevada.

The Webb Formation is mineralized above the Devils Gate limestone at both deposits. At Rain, the mineralization occurs within and closely associated with the Rain Fault. On the southern portion of the property position, the Pinon Au-Ag project, the known mineralization has not been connected to a strongly mineralized fault. However, higher-grade economic mineralization has been encountered at very shallow depths, mineralized oxide zones occur along a 1,300 feet strike length and occur less than 90 feet below the surface.

The Pinon and Railroad projects include approximately 17,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM's current effort is to identify and develop near surface oxide gold-silver deposits. Approximately 600 shallow drill holes have been completed on 6 near surface gold-silver deposits.   The depth extensions of these company, drilled approximately 350 holes (130,000 feet) and drove a 500' adit for sulfide metallurgical sampling during the period 1987-1996. Tenneco also operated a small oxide gold open pit mine for a short time during this period. Nevada Contact Inc. (NCI) acquired the property in 2001 and drilled 11 reverse circulation holes, RSM acquired the property from NCI in early 2003 as part of a property swap with NCI retaining a 1% NSR overriding royalty in the Fondaway Canyon property and $25,000 advance minimum royalty payments to the claim holder until 2006 at which time the payments increase to $35,000 per year that includes a 3% NSR royalty until buyout. There is a buyout option of $600,000 for the owners' interest.

The initial plan for 2007 is to drill test the Tenneco heap leach pad to determine if it is feasible to re-permit a new pad and transfer the Tenneco leach pad to a new RSM leach pad. If feasible, this effort could allow an early start up of potential gold production at Fondaway. Following this effort, RSM plans to further drill test the sulfide resource as part of a program to upgrade the indicated and inferred resources on the property. This effort will involve drilling underground within the Tenneco adit along with a surface drilling program. A bulk sampling program for metallurgical analysis of the sulfide resource will also be included as part of an effort to develop a gold recovery process that will achieve the desired results.

No field work was completed on this project in 2004, 2005, or 2006. The only effort has been the renewal of the Company's water rights and related permits. Plans are to commence an exploration effort in 2006 that will include surface drilling within the vicinity of the Tenneco adit.

Sierra Pacific Power Co exists on the property. RSM has the current water rights to the property.

Estimates of prior expenditures on this property are approximately $5-6 million. The largest portion of these expenditures was contributed by Tenneco Minerals and Tundra Mines LTD. This work included extensive drilling, development of a small open pit production project and an advanced exploration adit on the property. As of January 31, 2007, RSM has spent $162,778 on this project.

The property is without known reserves and the proposed program is exploratory in nature.

Como District

The property is located approximately 8 miles southeast of the famous Comstock Lode and 2-3 miles southeast of the town of Dayton, Nevada, and includes 47 unpatented lode claims and 5 patented claims.

The Como district consists of at least eight gold-silver bearing structures that occur within a Tertiary age andesitic volcanic sequence that hosts the mineralization. Prospectors looking for mineralization similar to the Comstock Lode discovered Como in 1860. The property has had some historical gold and silver underground production with the Como vein producing about 20,000 ounces of gold and 500,000 ounces of silver at a gold equivalent grade of nearly 0.3 opt. The higher-grade underground vein extensions are largely undrilled and will be tested by RSM. Over the past 20 years modern exploration methods have continued to advance the understanding of the geologic framework and have identified two bulk mineable gold-silver deposits that will require further work to ascertain the economic potential. Since the 1960's several large companies have explored the property to include St. Joe American, Amoco, Meridian Gold and Amax Gold Inc. (who identified a low-grade open pit resource, based on 46 holes.) for a large tonnage bulk mineable gold deposit. More recently (2000) Anglo Gold Corp. explored the property for a potential multi-million ounce deposit. Anglo released the property in 2001 after drilling 8 holes and completing considerable surface geologic mapping, rock chip and geochemical sampling. RSM acquired its option on the Como gold-silver project based upon the previous exploration results.

It is difficult to estimate prior expenditures on this property due to the large number of mining companies that have explored this property over the last 30 years.

No exploration work was completed on the property in 2004, 2005 or 2006. In 2007 RSM plans to complete surface geophysical, magnetics, and surface geochemical sampling.

Manhattan/Round Mountain Caldera Program
The project area is located southeast of the town of Round Mountain, Nevada east of State route 376. The town of Manhattan is located approximately 15 miles south of Round Mountain. The Manhattan project is located approximately 7 miles east of route 376 on route 377 and 1.5 miles west of the town of Manhattan.

The Manhattan/Round Mountain Caldera program is the Company's most advanced district play includes the Goldwedge advanced exploration program. The land position in the Manhattan Mining District is comprised of 70 unpatented and 3 patented lode-mining claims. An underground development program to include drill testing the extensions of the Goldwedge deposit in addition to the evaluation of several additional lode and placer properties that the Company controls in the district could significantly increase the gold resource estimates.

Freeport Gold, Tenneco (Echo Bay) recognized the potential of the district (to include the Goldwedge deposit that is currently under control by RSM) however, these deposits were not suited for open pit mining. At that time the large mining companies did not consider the underground development projects feasible. Although Sunshine Mining Co. considered an underground mine development in 1988 on the Goldwedge deposit, continued exploration by Crown Resources and others on the Company's claims indicated sections (5+'-30') of potentially mineable grades greater than 0.5 opt gold. The continued downturn in the gold market, tightened corporate budgets and high holding costs for the properties forced many companies to turn back the land positions to the claim owners. Currently, the Company controls approximately 4,000 feet of strike length.   Approximately 1,000-1,200 feet of this strike length has been drill tested indicating positive results.

C. Organizational structure.
The Company has four wholly owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States Companies.

D. Property, plants and equipment.
The registered office of Royal Standard is located at 360 Bay Street, Suite 500, Toronto, Ontario M5H, 2V6 and the principal office of Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473. The Company also has an office at One Main Street, Manhattan, Nevada, 89022.

Nevada Projects

Goldwedge Project

The Gold Wedge Project is located in the Manhattan Mining District, section 18, T8N, R43E, Mount Diablo Meridian, 1/2 mile west of the town of Manhattan in Nye County, Nevada, (Figure 1 below). Located within the southern Toquima Range of central Nevada, the elevation ranges from 6,800 feet to 7,800 feet. The topography is gently rising to rolling and ruggedly steep along the north-south trending mountain range. The resource occurs under a gravel covered dry drainage valley north of paved highway 377. The town of Tonopah is 50 miles south of the deposit and is considered the most favorable location for accommodations. Tonopah is also the county seat for Nye County.

Currently Sierra Power, a commercial electric supplier, services this site. The Company has all of the necessary water rights secured from the State of Nevada.

LOCATION MAP

Source: RSM 2003



SIERRA
NEVADA
PLACER
ELDORADO
ALPINE
Reno
Sparks
STOREY
CARSON CITY
LYON
DOUGLAS
Lake Tahoe
CHURCHILL
MINERAL
Hawthorne
Walker River Indian Reservation
Hawthorne Army Ammunition Plant
MONO
Mono Lake
YOSEMITE NATIONAL PARK
Bishop
INYO
ESMERALDA
CALIFORNIA
Tonopah
Goldfield
Manhattan
Belmont
Nellis
HUMBOLDT-TOIYABE
NATIONAL FOREST
SMOKY VALLEY
X
N
S
E
W
NW
NE
SW
SE
THE GREAT SEAL OF THE STATE OF NEVADA
ALL FOR OUR COUNTRY
NEVADA
NEVADA DEPARTMENT OF TRANSPORTATION
LOCATION DIVISION
CARTOGRAPHY
(775) 888-7627
Scale
0 10 20 30 40 50 miles
0 10 20 30 40 50 60 70 80 kilometers

The Goldwedge, one of several gold deposits in the area, is considered one of the best known projects in the district for development of an underground mine. The property contains excellent exploration potential for future growth. Based upon the results of approximately 75 drill holes primarily within the central zone over a strike length of 1,000+ feet and 100'-500' of vertical extent reveal continuous gold oxide mineralization of potential mineable thickness and quality. RSM has analyzed all of the drill data as part of a detailed geologic inventory of the deposit.

The project ownership includes staked BLM lands; options of BLM claims owned by others and patented mining claims owned by the Company. All payments, maintenance fees, option payments and taxes to state and federal authorities are current under state and federal guidelines. The land position controlled by RSM on the Goldwedge Project area is shown below:

Claim Name	Claim Type	BLM Serial # or Patent #
Goldwedge	Unpatented	NMC 96294 -96297
Goldwedge 1-3	Unpatented	NMC 96294-96297
Orpahnt	Patents	4095
Copper Farm-Eldorado #2	Patents	2876
GW 1-34	Unpatented	NMC 826458-826460, 824432-824436,826461-826476, 829859-829863, 834113

Location of Claims	# of Claims/Acres/Owner	Importance to Development
Goldwedge Deposit (option to Purchase 100% for $200,000)	4 Claims/50 Acres/Hill	90% of known measured deposit and most of know indicated deposit, 3% NSR, - 5-year lease term, renewable
North Plunge of Goldwedge Deposit and 1.5 miles of Mineralized Caldera Margin Trend (RSM owns 100% of Unpatented Claims)	34 Claims/450 Acres/RSM	Largest deep inferred and unexplored mineralized caldera margin
South End of Goldwedge Deposit and East Caldera Margin Trend (RSM owns 100% of Patent Claim	1 Claim/20.03 Acres/RSM (Orphant Patent)	Approximately 5% of known deposit, Private Land for Decline and Plant Site, and 1,500 feet of mineralized caldera trend, facility site plan, 1% NSR

Goldwedge – Manhattan Project Area

Claim Name	BLM Serial No.	Nye County Recorder Book/Page
April Fool	117977	
April Fool Fraction	117978	
Tip Top	117979	
War Eagle	117980	
Future	117981	108/106
Future No. 01	117982	108/106
Future No. 02	117093	108/107
Future No. 03	117984	108/107
ABB No. 23	744305	
ABB No. 24	744306	

PATENTED CLAIMS

Claim Name	Parcel #	Propert Loc.
Ida and Lottie	000-006-74	CLMS 2 LODE
Wolftone and Wolftone Fraction	000-156-75	CLMS 2 LODE

KEYSTONE-JUMBO PROJECT AREA

Claim Name	BLM Serial No.	Nye County Recorder Book/Page
WC. NO. 01	443681	367/82
WC. NO. 03	443682	367/84
WC. NO. 05	443683	367/86
WC. NO. 07	443684	367/88
WC. NO. 09	443685	367/90
WC. NO. 11	443687	367/92
WC. NO. 45	443704	367/126
WC. NO. 47	443705	367/128
WC. NO. 49	443706	367/130
WC. NO. 51	260915	367/132
WC. NO. 53	260917	367/134
WC. NO. 55	443707	367/136
WC. NO. 63	443712	367/144
WC. NO. 64	443713	367/145
WC. NO. 65	443714	367/146
WC. NO. 66	443715	367/147
WC. NO 67	443716	367/148
WC. NO. 68	443717	367/149
WC. NO. 145	443754	367/226
South Main NO. 11	443756	342/278
South Main NO. 13	241446	342/280

Claim Name	BLM Serial No.	Nye County Recorder Book/Page
CAPITAL	117967	88/15
CAPITAL NO. 01	117968	88/15
CAPITAL NO. 02	117969	88/16
CAPITAL NO. 03	117970	88/16
CAPITAL FRACTION	117971	91/373
KEYSTONE JR.	117967	46/9
APRIL FOOL NO. 01	117985	124/539
BIG SAM	117986	124/539
FORD	117987	124/537
FORD NO. 02	117988	124/537
FORD NO. 03	117989	124/538
BONANZA	117990	124/538

Wm. Michael Donovan Jr., Professional Land Surveyor #2617, surveyed the land holdings in the immediate vicinity of the deposit to determine the exact land boundaries in relation to the gold deposit. These boundary locations will be used for determining royalty allocation if the remaining leased property is not purchased prior to the start of production. RSM currently has a 3.0% NSR royalty obligation that can be purchased for US$200,000 minus past lease payments of $15,000. This purchase option may be exercised prior to any full production decision. The Project's land holdings have been properly filed in year 2004 with all title payments currently paid. Holding costs, buyout costs and royalties will be even lower with the lease purchase and have little impact on the project's economics.



Royal Standard Minerals
Gold Wedge Project
Manhattan Mining District, Nv

Manhattan caldera

Manhattan District

Rain Deposit for Scale

4000' length, 1100' down dip, 30' width
10,000,000 tons @ .4 opt Au
totaling 4,000,000 ounces Au

Manhattan caldera

RSM Land

Jasperoids

Caldera Margin

Gold Wedge Deposit

RSM Land

Echo Bay West Pit

Reliance Fault

Caldera Margin

Manhattan Fault

CMs

Ordovician Zanzibar Limestone

Echo Bay East Pit

Cambrian Mayflower Schist

Cambrian Gold Hill Siltite

0'   1200'   2400'

The Goldwedge deposit occurs at the intersection of north and northwest trending faults. In the deposit area, the north trending Reliance fault is mineralized within the Ordovician Zanzibar limestone and siltstone. The target mineralization occurs within multiple high angle structures over a width of between 100-200 feet primarily within the Zanzibar limestone. RSM has evaluated all of the pertinent drill data as part of a detailed inventory of the deposit geometry, size and overall grade. The current exploration model suggests that the Goldwedge deposit and the extensions may contain an economically significant gold resource at depth near the contact with the Manhattan Caldera margin.

The first potential mine development program is the 100% owned Goldwedge deposit located within the Manhattan Mining District. The Goldwedge deposit is located approximately 8 miles south of the large Round Mountain gold mine. All of the mine and mill (plant) and water use permits were achieved in early, 2004. Also, in 2004 the Company constructed a 700 foot (underground) decline and cross cut to test one of the gold mineralized structures within a 100+ wide structural zone. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite to include silt ponds, ore pad and the onsite gold processing plant. The Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

The underground bulk sampling and decline development program continued during 2005 and was expanded in 2006. This effort included drifting on one of the mineralized zones and processing this material through an onsite (gravity) plant. The surface facilities and the gold recovery plant were completed in 2005 and modified in 2006 as a means to improve gold recoveries.

Expenses during 2005 on the Goldwedge project were $1,176,419. In 2006 expenses were $3,516,345 bringing total RSM expenses on this project to $6,153,207 (a detailed table of expenses follows). Future expenditures are expected to be an additional $1 million over the next two years.

For the years ended January 31	2007	2006	2005	Cumulative from date of inception of exploration phase
Gold Wedge Project				
Opening balance	$2,636,862	$1,460,443	$264,119	$0
Property Acquisition costs	171,376	184,892	111,122	506,399
Travel	77,737	70,862	40,770	212,553
Mine development costs	293,519	237,867	207,662	741,133
Drilling	53,185	78,790	146,441	278,416
General exploration	5,023	38,776	8,188	133,353
Professional fees	0	33,740	29,513	72,636
Consulting fees and payroll	1,377,706	243,297	619,528	2,324,926
Office and general	335,767	79,701	0	415,968
Analysis and assays	30,063	22,240	18,222	94,722
Supplies, Equipment and transportation	1,171,969	186,254	14,878	1,373,101
Activity during the period	3,516,345	1,176,419	1,196,324	6,153,207
Closing balance	$6,153,207	$2,636,862	$1,460,443	$6,153,207

The underground program has several objectives including a test mining program and the establishment of the appropriate mining methods that will be applied to the future development of the property.

The underground development as well as surface and underground drilling will be directed toward expanding the resources on this property as well as the completion and testing of the recovery plant design. The gold recovery plant has been modified to include two ball mill circuits and will include a floatation circuit.

The results of the last 12 months support further investment and a continuation of the test mining and milling program established in late 2004 for this project. The projected expenditures for the next 12 months are expected to be approximately $2 million. Funding will include approximately $1.5 million allocated to underground development and the continuation of the test mining and approximately $0.5 million of this funding will be allocated to an underground and surface drilling program. The balance of approximately $0.5 million will be allocated to plant modification to include the addition of another ball mill and other material handling improvements. All of this work will be supervised by the CEO and carried out by experienced miners and plant employees currently working for the Company. Consultants will be utilized in special instances to assist management with specific technical issues. Funding for this activity will come from the Company's current cash.

This project is an advanced exploration project without known reserves and the proposed program is exploratory in nature.

Pinon and Railroad Projects-Carlin Trend South

The Pinon property is located in the southeast end of the famous "Carlin Gold Trend" about 10 miles south of Newmont's Rain mine, 25 miles southwest of Elko, Nevada. The main access from Elko is west on Interstate 80 to Carlin (25 miles) then south on State Highway 51 for 22 miles to the Trout Creek access road. The project area is 7 miles east along a well-maintained BLM gravel-dirt road to the area of extensive drilling. There is no infrastructure in the vicinity of the property; the nearest power line is 7 miles to the west along State Highway 51.

The Pinon property currently consists of a contiguous land block of 39 unpatented mining lode claims – claim fractions that are located in surveyed Township 30 North, Range 53 East, Section 22, (Mount Diablo Meridian), Elko County, Nevada (Fig 5.). The current Pinon land position covers an area of approximately 2,720 acres (~ 1101 hectares). The land position includes unpatented BLM lands, patented lands and fee lands. All payments, maintenance fees to federal and state authorities are current. Landowner option payments are also current and in good standing for this more than 17,000 acre land position. Included in the land block are the following claims:

| Claim Name | BLM Serial # | County Recordation | | Acres |
		Book	Page	
TC-1 thru TC-10	NMC 125638 thru NMC 133862	304	6 thru 15	180
TC-11	NMC 133862	309	114	20
TC-12 thru TC-28	NMC 148871 thru NMC 148887	329	58 thru 74	320
TC-29 thru TC-39	NMC 403761 thru NMC 403771	558	426 thru 436	200

The TC claim group is under control (100%) of RSM. The TC claims are located on federal public domain lands that are managed (both surface and mineral estates) by the Bureau of Land Management ("BLM"). Initially staked in 1979, this ground was previously open to mineral location with no significant restrictions. Location certificates for all claims staked in the group were filed and recorded with the BLM and the Elko County Recorder's Office in Elko according to federal and state laws/regulations.

The TC claim group is surrounded by private fee lands containing a complicated mixture of severed surface and mineral estates that were previously controlled in part by the Pinon Joint Venture through various lease-option agreements. These lands have since been dropped by the joint venture. An ownership summary for several of the more important sections is shown below.

T30N, R53E

Section 21: All (640 acres)

Surface estate	J. Tomera Ranch (100%)
Mineral estate	J. Tomera family (50%)
	Etcheverry family (16.7%)
	Rudnick Trust (16.6%)
	L&R Rudnick family (16.6%)

Section 27: NE1/4 NW1/4 , NE1/4, NE1/4 SE1/4 (640 acres)_

Surface estate	Pereira Trust (100%)
Mineral estate	Pereira Trust (50%)
	Etcheverry family (16.67%)
	O. Rudnick family (16.67%)
	Rudnick Trust (8.33%)

Section 27: NW1/4 NW1/4 , S1/2 NW1/4, SW1/4, NW1/4 SE1/4, S1/2 SE1/4 (640 acres)

Surface estate	J. Tomera Ranch (100%)
Mineral estate	J. Tomera family (50%)
	Etcheverry family (16.67%)
	O. Rudnick family (16.67%)
	Rudnick Trust (8.33%)
	R. Rudnick family (8.3%)

The Pinon properties are located on the southern portion of the Carlin gold belt about 10 miles south of Newmont's Rain mine Since its inception, various joint-venture partners have spent more than $10 MM on the project.

Project	Required Cash Payments to Optionors	Royalty	Exercise of Option
Railroad Elko County	Commencing in fiscal 2003. $15,000 in the first year and increases by $5,000 each of the next six years	5% NSR	August 2008 $2,000,000

There are 493 Unpatented and 19 patented mining claims as follows:

Patented Mining Claims
Parcel No. OPM-464-030

NAME	ACRES
Standing Elk	6.460
Millsite	4.590
Cleveland	12.730
Hoffman	8.800
Hecia	6.730
Silver King	6.520
Bullion	4.590
Sky Blue	18.870
Tripoli	4.590
Tripoli East Loade	20.080
Webfoot	5.980
Mounted Lodge	20.660
Grey Eagle	
Blue Eagle	
Blue Jay	
Tom Boy	
Lucky Boy	
Kansas City	
Safety pin	105.766
TOTAL	226.366

Unpatented Mining Claims

NAME	BLM NMC NUMBER	NO. OF CLAIMS
Black	75973	1
Blue	75974	1
Burke Fraction	75975	1
Canary	75976	1
Dike No. 1-4	75977-75980	4
Dike No. 6-9	75981-75984	4
Dike No. 11	75985	1
Eagle	75986	1
Gold	75987	1
Green	75988	1
Hoffman Fraction	75989	1
Holdup	75990	1
Homestake	75991	1
Key	75992	1
Lark	75993	1
Last Chance	75994	1

NAME	BLM NMC NUMBER	NO. OF CLAIMS
Mahogany	75995	1
Mendota	75996	1
Moon	75997	1
Moon No. 1-2	75998-75999	2
Nevada	76000	1
Owl	76001	1
Pink	76002	1
Portal	76003	1
Portal Fraction	76004	1
Red	76005	1
Snowbird	76006	1
Spring	76007	1
Star	76008	1
Storm King	76009	1
Uhalde-Borne	76010	1
Uhalde-Borne North	76011	1
Selco 1-89	75884-75972	89
John	75876	1
Bardy	75877	1
Maggie	75878	1
Rob	75879	1
Hannah	75880	1
Ken	75881	1
Peter	75882	1
Pam	75883	1
B 1-5	138543-138547	5
Home 1-18	164143-164160	18
Home 19-31	190211-190223	13
Home 41-52	227247-227257	11
RR 1-39	320216-320254	39
RR 40-54	426606-426620	15
RR 55-64	486934-466943	10
CISS 1-87	407849-407935	87
CISS 106-119	407954-407967	14
CISS 124-137	407968-407981	14
LT 1-27	504170-504176	27
WRN 1-12	602701-602712	12
RF 1-8	403753-403760	8
New 56-63	202156-202163	8
New 65-72	202165-202172	8
New 135-138	227243-227246	4
Pine 1-18	407779-407796	18
Pine 58-66	407836-407844	9
RN 1-25	602676-602700	25
PIN 1-12	696494-696505	12

The Pinon and Railroad projects are located on the southern portion of the Carlin Trend immediately south of Newmont's Rain gold district. The Carlin Trend is one of the most prolific gold trends in the world and has produced more than 50 million ounces of gold. The properties are located within a well-mineralized region, which only adds to the potential for expanding the known gold deposits and making new discoveries. Much of the district wide exploration was undertaken prior to the start of the 1980's and 1990's. Since the mid-1990's the cumulative knowledge of "Carlin-type" gold deposits has expanded tremendously. This expanded knowledge can be used to re-interpret all of the available data, which may identify new exploration targets on the ground controlled by RSM. Also, during the past 10+ years numerous high-grade gold deposits have been discovered along the Carlin Trend that can be mined using underground techniques. Many of these deeper deposits are associated with surface oxidized gold deposits. Essentially no deeper exploration has been conducted under the Pinon and Railroad deposits, or at other places on the property. The exploration opportunity offers the possibility for discovery of additional gold deposits at Pinon-Railroad.

The Railroad project increased the property position within the district to approximately 10,500 acres of leases and includes unpatented and patented mining claims. This effort included the acquisition of nearly 500 unpatented and 19 patented mining claims that lie south of Newmont's Mining's Rain district in Elko County, Nevada.

The Webb Formation is mineralized above the Devils Gate limestone at both deposits. At Rain, the mineralization occurs within and closely associated with the Rain Fault. On the southern portion of the property position, the Pinon Au-Ag project, the known mineralization has not been connected to a strongly mineralized fault. However, higher-grade economic mineralization has been encountered at very shallow depths, mineralized oxide zones occur along a 1,300 feet strike length and occur less than 90 feet below the surface.

The Pinon and Railroad projects include approximately 17,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM's current effort is to identify and develop near surface oxide gold-silver deposits. Approximately 600 shallow drill holes have been completed on 6 near surface gold-silver deposits. The depth extensions of these deposits are not well understood, as deeper drilling has not been sufficient to develop an acceptable understanding of this mineralization.

The Company has developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. The 2004-2006 program involved work on the BLM permit application. All of this work has been completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by year-end 2007. A second objective is to complete feasibility studies for the Pinon and Railroad near surface oxide deposits.

Total exploration expenditures on this project have exceeded $10 million and an additional $20 million will be required to develop a 5,000 ton per day heap leach operation on this project. As of January 31, 2006, RSM and its partners have spent approximately $3.1 million on the Pinon and Railroad projects. Plans include the achievement of a mining permit in 2007 followed project financing. Following is a detailed table of RSM's expenditures.

For the years ended January 31	2007	2006	2005	Cumulative from date of inception of exploration phase
Pinon Project				
Opening balance	$762,285	$600,538	$511,043	$0
Property Acquisition costs	34,047	40,258	42,156	425,570
Travel	0	801	1,201	11,850
Drilling	8,333	72,780	2,259	130,600
General exploration	0	0	0	7,765
Professional fees	0	0	0	66,273
Office and general	15,296	2,698	7,983	43,707
Geologist	0	25,008	3,127	32,653
Consulting fees	151,133	19,537	6,192	194,902
Reclamation costs	167,785	0	0	167,785
Analysis and assays	9,380	382	26,577	66,871
Supplies, Equipment and transportation	0	283	0	283
Activity during the period	385,974	161,747	89,495	1,148,259
Closing balance	$1,148,259	$762,285	$600,538	$1,148,259
Railroad Project				
Opening balance	$175,670	$175,670	$122,732	$0
Property Acquisition costs	40,143	0	52,938	215,813
Activity during the period	40,143	0	52,938	215,813
Closing balance	$215,813	$175,670	$175,670	$215,813

The Pinon gold-silver project has been intensively explored with more than 300 drill holes in this Carlin-type surface bulk mineable target. In 2007, the Company completed drilling of the deposits for environmental data and completed drilling for similar information on the proposed leach pad. These data will be included in various state and federal applications toward achieving a mining permit for this project. The cost in 2007 has been approximately $200,000 for this drilling program. Engineering and analytical costs including report preparation is expected to be an additional $100,000 this calendar year. Consulting environmental engineering, Dyre and Associates of Sparks, Nevada are completing the environmental reports. If more site work is required additional capital will have to be utilized to collect additional data.

In regard to the Railroad project, the Company expects to continue with the surface drilling program on the Copper-Molybdenum-precious metal target utilizing the two Company owned core drilling rigs. A total of five 5 core drill holes were completed on this project in 2007 at a cost of approximately $175,000. Experienced drillers are employed by the Company to operate our own drill rigs. Plans for this program in 2008 will include the continuation of this drilling program at a cost not to exceed $350,000.

The funding for these programs will come from the Company's current cash on its balance sheet.

The property is without known reserves and the proposed program is exploratory in nature.

Fondaway Canyon Project

The 100% controlled Fondaway Canyon gold project is located in Churchill County, Nevada in the Stillwater range. The Fondaway property is accessible from Fallon east along U.S. Highway 50, then north on Hwy 116 to the settlement of Stillwater, then north on an improved gravel road for 30 miles along the front range of the Stillwater Mountains to Fondaway Canyon. The elevation of the property ranges from 5000 to 6000 feet. Access east into Fondaway Canyon is steep but adequate with existing mine roads. The Fondaway deposit is located on the west flank of the Stillwater Range in Sections 1 and 2, T22N, R33E, and Sections 5 and 6, T22N, R34E.

Sierra Pacific Power Co exists on the property. RSM has the current water rights to the property.



Figure 1   Location Map

Figure 2
Location Map
Fondaway Canyon Project Churchill County, Nevada

modified from: Master (2003)   www.geostrachan.com   August 2003

The Fondaway Canyon property consists of 148 contiguous unpatented lode-mining claims (approximately 3000 acres) on BLM land held under a lease agreement assigned from Nevada Contact Inc. (NCI) to Royal Standard Minerals Inc. (RSM). Eighteen claims were staked NCI, quitclaimed to the owner, and included in the assignment to

31

RSM. The lease terms include a 3% net smelter return royalty to the owner Richard Fisk and advanced royalty payments of $25,000 per year. The annual payments graduate to $35,000 in 2006 and years following. Details of the option agreement are as follows:

Required Cash Payments to Optionors	Royalty	Exercise of Option
Commencing in fiscal 2003. $25,000 in year one,		
$30,000 in years two and three and $35,000 each of the		July 2013
next seven years	3% NSR	$600,000

All of the maintenance filing fees are current and in good standing.

Nearly-vertical, east-west trending mineralized shear zones host the Half Moon, Paperweight, Hamburger Hill and South Pit gold resources that is hosted within a Mesozoic sedimentary package. The Mesozoic sedimentary package has been intruded by a Mesozoic-Tertiary aged intrusive.

The vertical extent tested by recent drilling of the higher grade gold mineralized shear zones is greater than 1,000 feet. Horizontal continuation of gold mineralization as at the Paperweight and Hamburger Hill mineralized shear zone is 3,700 feet with widths commonly between 5'-20+ feet. Drilling and assay records indicate that 568 holes have been drilled for a total estimated footage of 200,000 feet of RC drilling and 22,000 feet of core drilling to include 455 reverse circulation, 49 core holes and 64 air track holes over a strike length of approximately 12,000 feet. Tenneco Minerals Inc., the most active company, drilled approximately 350 holes (130,000 feet) and drove a 500' adit for sulfide metallurgical sampling during the period 1987-1996. Tenneco also operated a small oxide gold open pit mine for a short time during this period. Nevada Contact Inc. (NCI) acquired the property in 2001 and drilled 11 reverse circulation holes, RSM acquired the property from NCI in early 2003 as part of a property swap with NCI retaining a 1% NSR overriding royalty in the Fondaway Canyon property and $25,000 advance minimum royalty payments to the claim holder until 2006 at which time the payments increase to $35,000 per year that includes a 3% NSR royalty until buyout. There is a buyout option of $600,000 for the owners' interest.

The initial plan for 2007 is to drill test the Tenneco heap leach pad to determine if it is feasible to re-permit a new pad and transfer the Tenneco leach pad to a new RSM leach pad. If feasible, this effort could allow an early start up of potential gold production at Fondaway. Following this effort, RSM plans to further drill test the sulfide resource as part of a program to upgrade the indicated and inferred resources on the property. This effort will involve drilling underground within the Tenneco adit along with a surface drilling program. A bulk sampling program for metallurgical analysis of the sulfide resource will also be included as part of an effort to develop a gold recovery process that will achieve the desired results.

No field work was completed on this project in 2004, 2005, or 2006. The only effort has been the renewal of the Company's water rights and related permits. Plans are to commence an exploration effort in 2006 that will include surface drilling within the vicinity of the Tenneco adit.

Estimates of prior expenditures on this property are approximately $5-6 million. The largest portion of these expenditures was contributed by Tenneco Minerals and Tundra Mines LTD. This work included extensive drilling, development of a small open pit production project and an advanced exploration adit on the property. As of January 31, 2007, RSM has spent $162,778 on this project. A table of detailed expenditures follows:

For the years ended January 31	2007	2006	2005	Cumulative from date of inception of exploration phase
Fondaway Project				
Opening balance	$127,652	$96,028	$43,999	$0
Property Acquisition costs	35,126	31,624	51,678	162,427
Analysis and assays	0	0	351	351
Activity during the period	35,126	31,624	52,029	162,778
Closing balance	$162,778	$127,652	$96,028	$162,778

Project expenditures included a small sonic drilling program to test the Tenneco Minerals leach pad on this property. In 2008 the only program will include the completion of a ground magnetics survey of the entire property at a projected cost of approximately $50,000. These data will be utilized to plan a program of further drilling, possibly in 2009. This work will be completed by our employee, an experienced geophysicist. Funding will come from the cash on hand.

The property is without known reserves and the proposed program is exploratory in nature.

Como District

The Como gold property is located in the center of the old Como Mining District, Lyon County, Nevada, in the northern Pine Nut Mountains approximately eight miles southeast of the town of Dayton and 12 miles southeast of the famous Comstock Lode. The most direct access to the project is gained by traveling northeast on U.S. Highway 50 from Carson City to the small town of Dayton, then southeast on the unpaved Old Como Road for approximately eight miles. The Old Como Road is a rough, boulder-strewn road requiring slow travel.

The Como District is at 7,200 feet elevation, in the north end of the Pine Nut Mountains. Heavy snows may occur during winter months. The climate is semi-arid with the average exploration season extending between early May and early November. Vegetation is rather heavy pinion-juniper forest. A main power line crosses the property. A perennial flowing creek originates on the property, indicating a shallow groundwater table. There are no buildings on the project.

The property consists of 79 unpatented lode claims and five patented lode claims (see table below) in Township 15 North and Range 22 East. Forty-seven of the unpatented claims (940 acres) and all of the patented claims (80 acres) are leased to RSM. Royal Standard Minerals staked and owns the additional 27 unpatented claims. Details of the option agreement are as follows:

Required Cash Payments to Optionors	Royalty	Exercise of Option
Commencing in fiscal 2003. $25,000 in years one and two covering years three and four, $20,000 in year five, $25,000 in year six	4% NSR	May 2008 $1,000,000

Claim Name	Number	Claim Name	Number	Claim Name	Number
Delmonte	USS 38	Colorado	102211	Angus #1	184308
Eureka	USS 39	Colorado Hill	102212	Angus #11	184318
Rapidan	USS 40	Como Eureka	102213	Angus #12	184319
Rock Point	USS 41	Corona	102214	Angus #13	184320
North Rapidan	USS 1727	Day After	102215	Joe #3	700051
Alta	102194	Dora`	102217	Ramp #1	787123
Bear	102195	Hillcroft #1	102218	Ramp #2	787124
Clipper	102197	Hillcroft #2	102219	Ramp #3	787125
Crown Point	102199	Lucky Fraction	102220	Ramp #4	787126
Crown Point Fraction	102200	Maxwell	102221	Ramp #8	787130
Denver	102201	Mountain Bell	102222	Ramp #9	787131
Fortuna	102203	North Point	102223	Ramp #15	787137
Midway	102205	Peer	102234	Ramp #18	787140
Oversight	102206	Star of the West	102237	Ramp #22	787144
Palmyra	102207	Paymaster	104837	Ramp Fraction	787151
Palmyra Fraction	102208	Como Eureka Fraction	184306	Como #1	525293
Bernice	102209	Como #1 Fraction	184307	Como #2	525294
Chicago	102210				

CM1 to CM7	829828 to 829834
CM10 to CM34	829835 to 829840, 847321-847339

The Como district consists of at least eight gold-silver bearing structures that occur within a Tertiary age andesitic volcanic sequence that hosts the mineralization. Prospectors looking for mineralization similar to the Comstock Lode discovered Como in 1860. The property has had some historical gold and silver underground production with the Como vein producing about 20,000 ounces of gold and 500,000 ounces of silver at a gold equivalent grade of nearly 0.3 opt. The higher-grade underground vein extensions are largely undrilled and will be tested by RSM. Over the past 20 years modern exploration methods have continued to advance the understanding of the geologic framework and have identified two bulk mineable gold-silver deposits that will require further work to ascertain the economic potential. Since the 1960's several large companies have explored the property to include St. Joe American, Amoco, Meridian Gold and Amax Gold Inc. (who identified a low-grade open pit resource, based on 46 holes.) for a large tonnage bulk mineable gold deposit. More recently (2000) Anglo Gold Corp. explored the property for a potential multi-million ounce deposit. Anglo released the property in 2001 after drilling 8 holes and completing considerable surface geologic mapping, rock chip and geochemical sampling. RSM acquired its option on the Como gold-silver project based upon the previous exploration results.

It is difficult to estimate prior expenditures on this property due to the large number of mining companies that have explored this property over the last 30 years. A table of RSM's expenditures follows:

For the years ended January 31	2007	2006	2005	Cumulative from date of inception of exploration phase
Como Project				
Opening balance	$108,050	$86,330	$126,124	$0
Property Acquisition costs	0	0	0	35,695
Travel	0	0	0	2,806
Geologist	0	0	0	5,098
Consulting	0	0	0	41,532
Rent	0	21,720	0	53,575
Analysis and assays	0	0	0	9,138
Written off	0	0	(39,794)	(39,794)
Activity during the period	0	21,720	(39,794)	108,050
Closing balance	$108,050	$108,050	$86,330	$108,050

No exploration work was completed on the property in 2004, 2005 or 2006. In 2007 RSM plans to complete surface geophysical, magnetics, and surface geochemical sampling.

The Company does not plan to complete any exploration program on this property in 2008.

The property is without known reserves and the proposed program is exploratory in nature.

Manhattan/Round Mountain Caldera Program
The project area is located southeast of the town of Round Mountain, Nevada east of State route 376. The town of Manhattan is located approximately 15 miles south of Round Mountain. The Manhattan project is located approximately 7 miles east of route 376 on route 377 and 1.5 miles west of the town of Manhattan.

The Manhattan/Round Mountain Caldera program is the Company's most advanced district play includes the Goldwedge advanced exploration program. The land position in the Manhattan Mining District is comprised of 70 unpatented and 3 patented lode-mining claims. An underground development program to include drill testing the extensions of the Goldwedge deposit in addition to the evaluation of several additional lode and placer properties that the Company controls in the district could significantly increase the gold resource estimates. Details of the option agreement are as follows:

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. The Company has agreed to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

Freeport Gold, Tenneco (Echo Bay) recognized the potential of the district (to include the Goldwedge deposit that is currently under control by RSM) however, these deposits were not suited for open pit mining. At that time the large mining companies did not consider the underground development projects feasible. Although Sunshine Mining Co. considered an underground mine development in 1988 on the Goldwedge deposit, continued exploration by Crown Resources and others on the Company's claims indicated sections (5+'-30') of potentially mineable grades greater than 0.5 opt gold. The continued downturn in the gold market, tightened corporate budgets and high holding costs for the properties forced many companies to turn back the land positions to the claim owners. Currently, the Company controls approximately 4,000 feet of strike length. Approximately 1,000-1,200 feet of this strike length has been drill tested indicating positive results.

Expenses to date by Royal Standard are as follows:

For the years ended January 31	2007	2006	2005	Cumulative from date of inception of exploration phase
Manhattan Project				
Opening balance	$0	$191,065	$172,031	$0
Property Acquisition costs	0	0	0	$27,707
Travel	0	0	0	28,253
General exploration	0	1,458	19,034	63,219
Consulting	0	0	0	47,743
Analysis and assays	0	0	0	25,601
Written off	0	(192,523)	0	(192,523)
Activity during the period	0	(191,065)	19,034	0
Closing balance	$0	$0	$191,065	$0

The Company does not plan to complete any exploration program on this property in 2008.

The property is without known reserves and the proposed program is exploratory in nature.

Item 5. Operating and Financial Review and Prospects

   A. <u>Operating results.</u>

Royal Standard is an exploration and pre-development stage enterprise and is in the process of exploring its resource properties and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration and, upon future profitable production.

Royal Standard is an exploration-pre-development stage enterprise and, as such, currently has no producing properties and no operating income or cash flow, other than interest earned on funds invested in short-term deposits (see Item 3.D. – Key Information - Risk Factors).

Year Ended January 31, 2007 Compared to the Year Ended January 31, 2006

The net loss for the year ending January 31, 2007 was $5,431,480 as compared to the net loss of $1,611,057 for the year ending January 31, 2006. The difference of $3,820,423 is principally the result of compensation expense resulting from stock options granted to officers, directors and a consultant during the current year in the amount of $3,838,926 versus $739,006 in the prior year for an increase of $3,099,920.

General and Administrative expenses increased from $266,505 for the year ended January 31, 2006 to $618,962 for the year ended January 31, 2007. The increase of $352,457 is mainly the result of Professional Fees which increased by $221,269, Corporate Development Expense which increased by $57,618 and Advertising Expense which increased by $45,539. Amortization increased from $191,877 in 2006 to $540,289 in 2007, for an increase of $348,412, and consulting fees which increased from $295,707 for the year ended January 31, 2006 to $443,693 for the year ending January 31, 2007, for an increase of $147,986. All increases are a direct result of increased activity on the Company's mineral projects.

Offsetting the aforementioned increases in expenses is interest income of $391,420 for the year ended January 31, 2007 versus none for the same period in 2006. In addition, the Company wrote off exploration properties amounting to $367,467 during the year ending January 31, 2006 versus none for the year ending January 31, 2007.

Year Ended January 31, 2006 Compared to the Year Ended January 31, 2005

The net loss for the year ending January 31, 2006 was $1,611,057 as compared to $475,409 for the year ending January 31, 2005, a difference of $1,135,648. The majority of this difference is a result of stock-option compensation which increased from $150,606 in 2005 to $739,006 in 2006. During fiscal 2006 2,380,000 options were granted to employees and directors of the company, 200,000 were exercised and 695,000 were cancelled or expired (see note 9 of the January 31, 2006 audited financial statements for details).

Also contributing to the increased loss were write-offs of exploration properties totaling $367,467. During the year the Company wrote-off $192,523 of exploration expenditures relating to the Manhattan, Nye County project and $174,944 relating to smaller projects that the Company was evaluating.

General and Administrative expenses increased from $193,287 for the year ending January 31, 2005 to $266,505 for the year ending January 31, 2006. Consulting fees increased from $213,504 for the year ending January 31, 2005 to $295,707 for the year ending January 31, 2006. These increases are a direct result of increased activity on the Company's mineral projects.

Year Ended January 31, 2005 Compared to the Year Ended January 31, 2004
The net loss for the year ended January 31, 2005 was $475,409 as compared to $554,626 for the year ended January 31, 2004. General and Administrative expenses and Consulting fees decreased by a total of $103,832. However, Stock Option Compensation increased by $110,266 resulting in little change in total Expenses. Expenses were $578,632 for the year ended January 31, 2005 as compared to $565,907 for the year ended January 31 2004. The increase in Stock Option Compensation is attributed to the granting of 775,000 stock options to employees and directors of the Company on May 4, 2004.

The Corporation owns 100% interest in five (5) projects in four (4) gold-silver districts in Nevada. These projects include the Gold Wedge, Nye County, Pinon and Railroad Projects, Elko County, Fondaway Canyon, Churchill County and Como, Lyon County, Nevada.

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). In March, 2004 the Company completed a $2.2 CDN million private placement. These funds were directed toward the construction of a 700 foot (underground) decline and cross cut to test one of the gold mineralized structures within a 100+ wide structural zone. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite to include silt ponds, ore pad and the onsite gold processing plant. The Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

Year Ended January 31, 2004 Compared to the Year Ended January 31, 2003
The net loss for the year ended January 31, 2004 was $516,869 as compared to $416,803 for the year ended January 31, 2003. The increase of $100,066 in net loss for the year is primarily attributable to an increase in expenses of the Corporation for the year ended

January 31, 2004. Expenses were $565,907 for the year ended January 31, 2004 as compared to $330,598 for the year ended January 31 2003. The increase of $235,309 in the expenses of the Corporation for the year ended January 31, 2004 is attributable to, among other things, increased operating expenses on the Corporation's properties. In order to maintain the ongoing activities on the highest priority projects in Nevada the Corporation will contribute a minimum of $1,800,000 to maintain progress toward the Gold Wedge development program in 2004.

In 2004, work on the BLM permit application for the Pinon-Railroad project continued. The Company developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by year-end 2005. A second objective is to complete feasibility studies for the Pinon/Railroad near surface oxide deposits.

The Corporation focused its efforts in 2003 on the Pinon and Railroad projects located on the southern portion of the Carlin Trend in Elko County, Nevada. The current land position includes more than 16,000 acres of unpatented, patented and fee leases. The effort in 2003 focused on the four (4) drilled out (600 drill holes) near surface measured oxide gold-silver resources. This work included drilling, trenching, pit modeling, plant and heap leach facility design and metallurgical (column) leach testing of the deposits. All of this work was to establish the economic potential of an open pit heap leach project and to develop the data necessary to complete a mine permit application to the US Bureau of Land Management (BLM). Expenditures on this project in 2003 were about $1 million.

The Corporation carried out a detailed evaluation of all of the available data for the Fondaway gold and Como gold-silver projects and NI-43-101 reports were prepared for each project in 2003. These reports are filed on SEDAR along with the Goldwedge and Pinon-Railroad project reports.

Nevada Projects

In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode-mining claims in Nye, Elko and Lyon Counties, Nevada. Details of the option agreements are as follows:

Project	Required Cash Payments to Optionors	Royalty[1]	Exercise of Option
Gold Wedge Nye County	Commencing in fiscal 2002. $5,000 each in first two years; $10,000 in third year; $15,000 in fourth year and $20,000 in fifth and sixth years	3% NSR	July 2006 $200,000
Manhattan Nye County	Commencing in fiscal 2002. $1,000 per month from August 2001 to August 2002; $2,000 per month from September 2002 to July, 2006	5% NSR	August 2006 $500,000

Project	Required Cash Payments to Optionors	Royalty[1]	Exercise of Option
Fondaway Canyon Churchill County	Commencing in fiscal 2003. $25,000 in year one, $30,000 in years two and three and $35,000 each of the next seven years	3% NSR	July 2013 $600,000
Como Lyon County	Commencing in fiscal 2003. $25,000 in years one and two covering years three and four, $20,000 in year five, $25,000 in year six	4% NSR	May 2008 $1,000,000
Railroad Elko County	Commencing in fiscal 2003. $15,000 in the first year and increases by $5,000 each of the next six years	5% NSR	August 2008 $2,000,000

(1) *NSR – Net Smelter Royalty*

Gold Wedge Project

On June 29, 2005 the Company entered into a 5-year purchase option agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company has yet to complete a 43-101 property report.   The Company agrees to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

The Company has recorded an asset retirement obligation on its Gold Wedge Project, representing the estimated costs of the Company's obligation to restore the Gold Wedge properties to their original condition as required by the State of Nevada regulatory authorities. At the present time, the Company cannot reasonably estimate the fair value of these costs. As such, the Company has recorded an asset retirement obligation in the amount of $181,767, the amount of the reclamation bond posted by the Company with the State of Nevada.

Como Project

On September 15, 2004, the Company granted an option (the "Option") to Sharpe Resources Corporation ("Sharpe") to acquire a 60% interest in the Company's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to the Company at a deemed value of $78,125 ($100,000 CDN). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required options, annual advanced minimum royalty payments and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project.

On December 5, 2006, Sharpe withdrew from this project without any further financial obligations.

Pinon Project – Cord Lease

In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of five years. The lessors will retain a 5% net smelter royalty with no option to purchase. These properties are to be extended in 2007. In 2006 RSM leased section 25 and 13 from the Periera Trust. The Dark Star gold-silver resources lie within Section 25. Additionally, in 2007 RSM plans to lease portions of sections 27, 15, and 23 that it currently does not control.

Pinon Project – Tomera Lease

In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessor will retain a 5% net smelter royalty.

In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Pinon Project properties.

Other Projects
During 2006, the Company wrote-off $192,523 of exploration expenditures relating to the Manhattan, Nye County project and $174,944 relating to smaller projects that the Company was evaluating. Exploration expenditures written-off during fiscal 2006 amounted to $367,467. No expenditures were written off during fiscal 2007.

The Company signed an Exploration and Option Agreement with Metallic Ventures ("Metallic") to explore the Mustang Canyon Project in Esmeralda County, Nevada. The agreement gives the Company the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43-101 report, the Company will earn a 50% interest in the project. The Company may terminate the Agreement at any time after spending the initial $20,000 by providing 30 days written notice to Metallic. When the Company has exercised its option to acquire a 50% interest in the project, Metallic and the Company will establish a Joint Venture in respect to the project, on a 50/50 basis. Further expenditures on the Mustang Canyon Project will then be made by the Joint

Venture. The Company will be the operator of the joint venture as long as it has at least a 50% interest in the joint venture.

B. **Liquidity and capital resources.**

Year Ended January 31, 2007 Compared to the Year Ended January 31, 2007

The Company's cash and cash equivalents balance as of January 31, 2007 was $9,654,288 compared to $795,095 at January 31, 2006, an increase of $8,859,193. The increase is attributable to the private placement offerings completed during the first quarter of 2006. The Company also had $433,699 in short term investments at January 31, 2007, compared to $436,378 in 2006.

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008. The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $2,847,058 ($3,198,582 CDN).

Current assets as at January 31, 2007 were $10,438,324 as compared to $1,445,200 at January 31, 2006. Exploration properties at January 31, 2007 were $7,788,107 compared to $3,810,519 at January 31, 2006 and represent an increase of $3,977,588. Equipment increased from $1,258,994 at January 31, 2006 to $2,056,392 at January 31, 2007 resulting in an increase of $797,398, net of amortization. Both increases are the result of continued construction at the Gold Wedge Project. Total assets as at January 31, 2007 were $20,464,590 as compared to $6,646,480 at January 31, 2006. This represents an increase of $13,818,110 and is due primarily to cash remaining from the aforementioned private placement offerings and continued operations on the Gold Wedge project.

Current liabilities as at January 31, 2007 were $202,157 compared to $221,733 at January 31, 2006, and represent current trade payables.

Year Ended January 31, 2006 Compared to the Year Ended January 31, 2005

The Company's cash balance as of January 31, 2006 was $795,095 compared to $392,697 at January 31, 2005. The Company also had $436,378 (market value) in short term investments at January 31, 2006 compared to $0 in 2005. The increases are attributable to the private placement offerings completed during the first two quarters of 2005.

On March 31, 2005 the Company completed the first round of a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN until March 31, 2007.

In addition, the agent for the offering, as partial compensation for its services, received 82,000 common shares and 1,353,500 warrants. Each warrant entitles the agent to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007.

A second round of the financing was completed on April 26, 2005, whereby 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional share of the Company's common stock at a price of $0.50 CDN per share until April 26, 2007.

As partial compensation for their services, the agents for this financing received 45,000 common shares and 247,500 warrants. Each warrant entitles the agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share of common stock at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed the third and final round of private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share of common stock at a price of $0.50 CDN per share until May 5, 2007.

Current assets as at January 31, 2006 were $1,445,200. Total assets as at January 31, 2006 were $6,646,480 as compared to $3,375,464 at January 31, 2005. This represents an increase of $3,271,016 due to the increased financing activity. Exploration properties at January 31, 2006 were $3,810,519 compared to $2,664,127 at January 31, 2005. This represents an increase of $1,146,392 resulting from continued construction at the Gold Wedge Project.

Current liabilities as at January 31, 2006 were $221,733 compared to $104,087 at January 31, 2005, and represent current trade payables.

The Company's cash balance as of January 31, 2005 was $392,697 compared to $189,732 at January 31, 2004. The increase in the cash balance is attributable to the private placement offerings completed during the fiscal year 2004. On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of $0.25 CDN per unit for gross proceeds of $268,750 CDN. Each unit consisted of one common share and one-half common share purchase warrant. Each whole purchase warrant entitled the holder to subscribe for one additional common share at a price of $0.30 CDN until February 2, 2005.

On April 16, 2004, the Company closed a private placement offering o 6,320,000 units at a price of $0.35 CDN per unit for gross proceeds of $2,212,000 CDN. Each unit consisted of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of $0.50 CDN until April 15, 2006.

Current assets as at January 31, 2005 were $541,835. Total assets as at January 31, 2005 were $3,237,383 as compared to $1,579,391 at January 31, 2004. This represents an increase of $1,657,992 from 2004 due to the increased activity on the Company's projects, particularly at the Gold Wedge Project where the Company completed construction of a 700 foot (underground) decline and cross cut. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite including silt ponds, ore pad and the onsite gold processing plant. Additionally, the Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

Current liabilities as at January 31, 2005 were $104,087 compared to $106,178 in 2004, and represent current trade payables.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Company. The primary reason is that current production cash flow is insufficient to allow the Company to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Company will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Company is authorized to issue an unlimited number of Common Shares of which 43,143,518 are outstanding as at January 31, 2005. As at January 31, 2005 the Corporation had outstanding options to purchase 4,185,000 common shares with exercise prices from $0.17-0.40 per share and expiration dates ranging from May 2005 to May 2009.

Year Ended January 31, 2004 Compared to the Year Ended January 31, 2003

The Company's cash balance as of January 31, 2004 was $189,732 compared to $283,030 at January 31, 2003. The fact that there is little change in the cash balance is attributable to the completion of a C$1.5 million equity financing in July, 2003 coupled with large expenditures before yearend. Current assets as at January 31, 2004 were $273,291 Total assets as at January 31, 2004 were $1,617,148 representing an increase of $404,668 from 2002 due to the addition of the Fondaway Canyon project and additional expenditures on the Corporation's Pinon-Railroad project. Current liabilities as at January 31, 2004 were $106,178 compared to $82,300 and represent current trade payables as at January 31, 2003.

Expenses include a charge of $20,950, representing the unrecovered portion of a contingency fee paid in connection with a failed financing.

On May 2, 2002, the Company completed a private placement of 7 million shares of the Company at $0.15 CDN per share for proceeds of $1,050,000 CDN (approximately US $650,000).

Due to the nature of the Company's mining business, the acquisition, exploration, and, if warranted, the development of mining properties requires significant expenditures prior to achieving commercial production. Royal Standard will seek to finance such expenditures through the sale of equity, joint venture arrangements with other mining companies or the sale of interests in its properties. There can be no assurance, however, that the Company will be successful in raising capital on acceptable terms or in amounts sufficient to finance exploration expenditures and/or satisfy its commitments under its agreements with third parties. In the event that the Company does not raise capital as planned, it will forfeit its rights to the properties, including the sums expended through the dates of such forfeitures. See Item 3.D. – Key Information - Risk Factors.

C. Research and development, patents and licenses, etc.
See Items 4.B, 4D, and 5.A. above.

D. Trend information.
See Items 4.B. and 5.A. above.
E. Off balance sheet arrangements.
        None

F. Tabular disclosures of contractual obligations.

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Asset Retirement Obligation [1]	$181,767				$181,767

(1) The Company is required to recognize a liability for a legal obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the undiscounted asset retirement obligation ("ARO's") were estimated to be $250,930 as at January 31, 2007, assuming payments made over a five year period.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. The discount rate used when estimating the fair value of the ARO is a credit-adjusted risk-free interest rate with the same maturity as the removal obligation. The Company used a credit-adjusted risk-free interest rate of 5% to calculate the present value of the ARO, which was $181,767.

G. Safe harbor.
Not applicable.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Royal Standard.

NAME	OFFICE HELD	SINCE	BOARD TERM EXPIRES
Roland M. Larsen Heathsville, VA	President, Chief Executive Officer and Director	May, 1996	June, 2008
Samuel Gulko	Chief Financial Officer	November, 2006	N/A
Kimberly L. Koerner Brambleton, VA	Director, Secretary/Treasurer	May, 2001	June, 2008
NAME	OFFICE HELD	SINCE	BOARD TERM EXPIRES
MacKenzie I. Watson Monteral, Quebec	Director	May, 1996	June, 2008
James C. Dunlop Toronto, Ontario	Director, Chairman of Audit Committee	May, 1996	June, 2008
Jeffrey B. Wolin*	Director	May, 2007	June, 2008

* Mr. Wolin resigned as a Director on July 9, 2007.

The following discussion provides information on the principal occupations of the above-named directors and executive officers of the Company within the preceding five years.

Roland M. Larsen

Mr. Larsen has 30 years of experience in the natural resource industry, both in exploration and management roles. From November 1993 to the present, he has been serving as the President of Sharpe Resources Corporation, a junior natural resource issuer. From 1981 to 1991, Mr. Larsen served District/Regional Exploration Manager with Inc. and BHP Minerals, Inc., both of which are junior natural resource issuers. Earlier in his career, he worked with BHP Minerals International Inc. for a period of ten years, where he was the Exploration Manager of the Eastern United States and the North Atlantic Region. Prior to that he was the Senior Geologist for NL Industries, Inc. In addition, he has several years of experience working with consulting engineering firms including Derry, Michner and Booth, and Watts Griffis & McOuat Limited. He is a member of the Society of Economic Geologists, the American Association of Professional Geologists and the Society of American Institute of Mining, Metallurgy, and Exploration Inc. Mr. Larsen holds a B.Sc. and M.Sc. degrees in geology.

Samuel Gulko

Mr. Gulko joined the Company effective November 1, 2006. For 18 years until he retired in 1987 he was an audit partner with an international "big 4" accounting firm. Subsequent to 1987 and continuing through the present, he serves as the financial and tax advisor to a number of business and private individuals. In addition, from 1987 through 1996, Mr. Gulko was the Chief Financial Officer of several private companies. From July 1996 through August 2002 he was the Chief Financial Officer; Senior Vice President of Finance and Secretary-Treasurer of Neotherapeutics, Inc. (renamed "Spectrum Pharmaceuticals, Inc."), a public company. He was also a member of its Board of Directors during this period. From October 2004 to the present, he has served as a member of the Board of Directors and Chairman of the Audit Committee of Smith Micro Software, Inc., a public company. Mr. Gulko is a graduate of the University of Southern California with a B.Sc. degree in accounting. He presently serves the Company on a part-time basis.

Kimberly L. Koerner

Ms. Koerner is a Financial Analyst and Consultant. She has been serving as the Treasurer of the Company from May 1996 to the present. Ms. Koerner has also been serving as the Secretary and Treasurer of Sharpe Energy Company, a U.S. subsidiary of Sharpe Resources Corporation, from November, 1995 to the present. From April 1992 to February 1994, she served as the Assistant Director of the National Association of Printing and Publishing Technology, a trade association. Ms. Koerner has B.Sc. degree in Finance from the University of South Carolina. Ms. Koerner is the daughter of Roland M. Larsen, President, Chief Executive Officer and a Director.

MacKenzie I. Watson

From October 1986 to the present, Mr. Watson has been the Chief Executive Officer and a director of Freewest Resources Inc., a junior natural resource issuer. A geological consultant, he also serves as a director of Sharpe and as President and a director of Consolidated Gold Hawk Resources Inc., a junior natural resource issuer. He was involved in the discovery of the Holloway Gold deposit in the Province of Ontario with Hemlo Gold Mines. Earlier in his career, he was President and Exploration Manager of Lynx-Canada Exploration Ltd., which, under his leadership, discovered numerous precious, base metals and coal deposits. Prior thereto, he was a project geologist for the Icon Syndicate, where he participated in the discovery of the Sullivan Mines in Chibougamau, Quebec. He is currently a director of the Prospectors and Developers Association of Canada. Mr. Watson holds a B.Sc. from the University of New Brunswick.

James C. Dunlop

From October 1994 to the present, Mr. Dunlop has been serving as the Managing Director of Canada Trust Investment Group Inc., a subsidiary of Canada Trust. He also serves as a director of Sharpe. From October 1986 to October 1994, he served as the Senior Vice President of CIBC-Investment Management Corp. Since graduating with a B.A. from University of Western Ontario in 1972, Mr. Dunlop has worked at increasingly senior positions within the Canadian investment community. Royal Standard benefits from Mr. Dunlop's counsel on economic and commodity matters and from his contacts in the investment community.

Jeffrey B. Wolin

Mr. Wolin is the president of Brighton Capital, Ltd, a boutique investment banking firm representing parties in mergers and acquisitions, public and private placements, convertible preferred/debt offerings, debt/equity swaps, senior debt offerings and related services. .Mr. Wolin is a graduate of Columbia University with a B.S. in Chemical and Biomedical Engineering and a graduate of the University of Miami with a J.D. Mr. Wolin resigned as a Director on July 9, 2007. The Company anticipates that it will continue to retain his services as a consultant.

B. Compensation.
Compensation of Officers
The following table summarizes, for the three most recently completed financial years of the Corporation, information concerning the compensation earned by the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation, each the Corporation's three most highly compensated executive officers of the Corporation who was serving as an executive officer as at the end of the most recently completed financial year or who was not serving as an officer of the Corporation at the end of the most

recently completed financial year-end, and whose aggregate compensation exceeded $150,000 (the “Named Executive Officer”).

Summary Compensation Table

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation (US$)
		Salary (US$)	Bonus (US$)	Other Annual Compen-sation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)	
Roland M. Larsen, President and CEO	2007	$252,621	Nil	Nil	1,408,000 (1)	Nil	Nil	Nil
	2006	$96,000	$170,000	$0	1,130,000 (2)	Nil	Nil	Nil
	2005	Nil	Nil		675,000 (3)	Nil	Nil	36,000
Samuel Gulko, Chief Financial Officer (4)	2007	$7,155	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Mr. Larsen was granted 1,408,000 options on May 2, 2006 having an exercise price of Cdn$1.44 and expiring May 2, 2006;

(2) Mr. Larsen was granted 400,000 options on April 13, 2005 having an exercise price of Cdn$0.39 expiring April 13, 2010; 600,000 options issued on May 16, 2005 having an exercise price of Cdn$0.29 expiring May 16, 2010; 130,000 options issued on January 20, 2006 having an exercise price of Cdn$0.87 expiring January 20, 2011.

(3) Mr. Larsen was granted 675,000 options on May 4, 2004 having an exercise price of Cdn$0.36 and expiring May 4, 2009.

(4) Mr. Gulko was appointed Chief Financial Officer of the Company, on a part-time basis, effective November 1, 2006. Under his contract of employment, Mr. Gulko is entitled to the award of options to purchase 100,000 shares of common stock at the price of US$0.60 a share. These options were awarded in July, 2007. Had he been employed by the Company for the entire fiscal year (also on a part-time basis), he could have earned approximately US$60,000 in salary and approximately Nil in bonuses. These amounts are estimates only and are based on a grossed-up calculation of the amounts Mr. Gulko actually received in the fiscal year ended January 31, 2007. Prior to Mr. Gulko’s appointment, the Company did not have a have Chief Financial Officer, and the Corporate Secretary of the Company, Kimberly Koerner, acted in this capacity for the fiscal period ended January 31, 2006**.**

Stock Option Plan

The Corporation maintains a “rolling” stock option plan (the "Plan") for directors, officers, consultants who provide ongoing services, and employees of the Corporation and its affiliates. The purpose of the Plan is to develop the interest of bona fide Officers, Directors, Employees, Management Corporation Employees, and Consultants of Royal Standard Minerals Inc. and it subsidiaries in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Corporation. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate those to

whom options to purchase common shares of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

(a) the total number of Common Shares issuable pursuant to the Plan shall not exceed 10% of the issued and outstanding Common Shares, subject to adjustment as set forth in section 10 of the Plan and further subject to the applicable rues and regulations of all regulatory authorities to which the Corporation is subject;

(b) the number of Common Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the Outstanding Common Shares;

(c) the number of Common Shares reserved for issuance, within a one-year period, to any one Consultant of the Corporation may not exceed 2% of the Outstanding Common Shares;

(d) the aggregate number of Common Shares reserved for issuance, within a one-year period, to Employees or Consultants conducting Investor Relations Activities may not exceed 2% of the Outstanding Common Shares.

(e) In the case of Options granted to Employees, Consultants, or Management Corporation Employees, the Company represents that the Optionee is a bona fide Employee, Consultant or Management Corporation Employee, as the case may be.

Compensation of Directors

Directors who are not officers of the corporation are not currently paid any fees for their services as directors; however, such directors are entitled to receive compensation from the corporation to the extent that they provide services to the corporation. Any such compensation is based on rates that would be charged by such a director for such services to an arm's length party. During the twelve months ended January 31, 2007, no such services were rendered and, accordingly, no compensation was paid.

All directors are reimbursed for their expenses and travel incurred in connection with attending directors meetings. Special remuneration, at per diem rates, may be paid to any director (other than executive officers of the Corporation) undertaking special services, at the request of the directors, any committee of the directors or the President of the Corporation, beyond those services ordinarily required of a director of the Corporation.

Directors who are not officers are also entitled to participate in the Corporation's Stock Option Plan and, at the time of joining the board, directors may be granted options to purchase Common Shares. During the twelve months ended January 31, 2007, options were granted to acquire 3,423,500 common shares of the Corporation to directors of the Corporation under the Corporation's Stock Option Plan.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Corporation during the twelve months ended January 31, 2007. There are no pension plan benefits in place for the Named Executive Officer. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

Compensation Policy

The executive compensation policy of the Corporation is determined with a view to securing the best possible talent to run the Corporation. Executives expect to reap additional income from the appreciation in the value of the Common Shares they hold in the Corporation, including stock options.

Salaries are commensurate with those in the industry with additional options awarded to executive officers in lieu of higher salaries. Bonuses may be paid in the future for significant and specific achievements, which have a strategic impact on the fortunes of the Corporation. Salaries and bonuses are determined on a judgmental basis after review by the board of directors of the contribution of each individual, including the executive officers of the Corporation. Although they may be members of the board of directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus. In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement.

The grant of stock options under the Corporation's Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with and contribution to the Corporation.

Employment Contracts

There are current employment contracts in place between the Company and each of the Chief Executive Officer, Mr. Larsen, and Chief Financial Officer, Mr. Gulko. Other than as described herein or in the financial statements accompanying this Circular, there are no other employment contracts between either the Company or its subsidiaries and the above-named executive officers.

The employment contract of Mr. Larsen has been renewed twice, each time for a five year term. The contract was last renewed on January 1, 2006 and includes a base salary of US$250,000 per year and provides for an additional annual bonus payments. The contract also includes an early termination compensation clause which would entitle Mr. Larsen to receive, should the contract be terminated prior to the end of its specified term, the total amount still outstanding for the remainder of the specified term of the contract.

The employment contract of Mr. Gulko, the Chief Financial Officer of the Company, was entered into on October 25, 2006 and became effective as of November 1, 2006 for a term of 12 months at a rate of US$5,000 per month. The contract is terminable by either Mr. Gulko or the Company upon the delivery of thirty days' written notice to the other party.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation will be subject to the employment contract currently in place.

C. __Board practices.__

Information regarding the current term of office and length of service of the members of the Board of Directors is shown on item 6A.

In April 2003 the Company implemented new corporate governance policies pursuant to which the Company has begun to implement new, improved corporate governance practices.

Responsibilities of the Board of Directors

The Board recognizes it is responsible for the stewardship of the business and affairs of the Company and has adopted a set of principles and practices setting out its stewardship responsibilities. Under its mandate, the Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of a strategic direction for the Company by reviewing, on an annual basis, the Company's principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks. On an ongoing basis, the Board also reviews with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities.   The performance of management, including the Company's Chief Executive Officer, is also supervised to ensure that the affairs of the Company are conducted in an ethical manner. The Board, directly and through its committees, ensures that the Company puts in place, and reviews at least on an annual basis, comprehensive communication policies to address how the Company (i) interacts with analysts, investors, other key stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations and avoids selective. Finally, the Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded.

The Board from time to time delegates to senior executives the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. According to the Company's policy, investments and other similar expenditures above the specified limits, including major capital projects as well as material transactions outside the ordinary course of business, whether on or off balance sheet, are reviewed by, and subject to, the prior approval of the Board.

Following are the principles of the Company's corporate governance arrangements:

- Subject to the relatively small size of the Company and to business needs, the size of the Board must be kept to a sufficiently low number to facilitate open and effective dialogue and full participation and contribution of each Director.
- The Board must function as a cohesive team, with shared responsibilities and accountabilities that are clearly defined, understood and respected.
- The Board must have the ability to exercise all its supervisory responsibilities independent of any influence by management.
- The Board must have access to all the information needed to carry out its full responsibilities. Information must be available in a timely manner and in a format conducive to effective decision making.
- The Board must develop, implement, and measure effective corporate governance practices, processes and procedures.

Committees of the Board

There are currently two committees of the board of directors. The board does not have, nor does it currently intend to form, a nominating committee. It is the view of the board of directors that its current size (five) is small enough to make such additional committees counter productive. In addition to regularly scheduled meetings of the board, its members are in continuous contact with one another and with the members of senior management. If the size of the board were to be enlarged or if the Company were to undergo a substantial change in its business and operations, consideration would at that point be given to the formation of additional committees, including a nominating committee. The mandate and activities of each of the Company's committees are as follows:

Audit Committee

The Audit Committee shall be composed of three members or such greater number as the board of directors may from time to time determine. A majority of the members of the Audit Committee shall be resident Canadians and unrelated to the Corporation and all members of the Audit Committee shall be non-management directors. Members shall be appointed annually from among the members of the board of directors. The Chair of the Audit Committee shall be appointed by the board of directors. All members of the Audit Committee shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time. The following persons have been initially appointed to the Audit Committee, with the Chair to be as designated:

> James C. Dunlop (Chair)
> Kimberly L. Koerner
> Mackenzie I. Watson

The Audit Committee's primary duties and responsibilities are to:

a) Identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

b) Monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

c) Monitor the independence and performance of the Corporation's external auditors;

d) Provide an avenue of communication among the external auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Corporation's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

The Audit Committee shall, in addition to any other duties and responsibilities specifically assigned or delegated to it from time to time by the board of directors:

a) Meet with the independent external auditors (the "auditors") and the senior management of the Corporation to review the year-end audited financial statements of the Corporation which require approval by the board of directors, prior to the issuance of any press release in respect thereof;

b) Review with senior management and, if necessary, the auditors, the interim financial statements of the Corporation prior to the issuance of any press release in respect thereof;

c) Review the MD&A and press releases containing financial results of the Corporation;

d) Review all prospectuses, material change reports and annual information forms;

e) Review the audit plans and the independence of the auditors;

f) Meet with the auditors independently of management;

g) In consultation with senior management, review annually and recommend for approval by the board of directors:

   (i) the appointment of auditors at the annual general meeting of shareholders of the Corporation;

   (ii) the remuneration of the auditors; and

   (iii) pre-approve all non audit services to be provided to the Corporation by the external auditor;

h) review with the auditors:

   (i) the scope of the audit;

   (ii) significant changes in the Corporation's accounting principles, practices or policies; and

(iii) new developments in accounting principles, reporting matters or industry practices which may materially affect the financial statements of the Corporation;

i) review with the auditors and senior management the results of the annual audit, and make appropriate recommendations to the board of directors, having regard to, among other things:

(i) the financial statements;

(ii) management's discussion and analysis and related financial disclosure contained in continuous disclosure documents;

(iii) significant changes, if any, to the initial audit plan;

(iv) accounting and reporting decisions relating to significant current year events and transactions;

(v) the audit findings report and management letter, if any, outlining the auditors' findings and recommendations, together with management's response, with respect to internal controls and accounting procedures; and

(vi) any other matters relating to the conduct of the audit, including the review and opportunity to provide comments in respect of any press releases announcing year end financial results prior to issue and such other matters which should be communicated to the Audit Committee under generally accepted auditing standards;

j) Review with the auditors the adequacy of management's internal control procedures and management information systems and inquiring of management and the auditors about significant risks and exposures to the Corporation that may have a material adverse impact on the Corporation's financial statements, and inquiring of the auditors as to the efforts of management to mitigate such risks and exposures;

k) Monitor policies and procedures for reviewing directors' and officers' expenses and perquisites, and inquire about the results of such reviews;

l) Review and approve written risk management policies and guidelines including the effectiveness of the overall process for identifying the principal risks affecting financial reporting;

m) Review issues relating to legal, ethical and regulatory responsibilities to monitor management's efforts to ensure compliance Including any legal matters that could have a significant impact on the Corporation's financial statements, the Corporation's compliance with applicable laws and regulations and inquiries received from regulators of governmental agencies; and,

n) Establish procedures for:

a. the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b. the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development, maintenance, and disclosure of the Company's corporate governance practices. The mandate of the committee includes:

- developing criteria governing the size and overall composition of the Board;
- conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees;
- recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer); and
- recommending the compensation of directors ensuring that the Company's policy on disclosure and insider trading, including communication to the different stakeholders about the Company and its subsidiaries, documents filed with securities regulators, written statements made in documents pertaining to the Company's continuous disclosure obligations, information contained on the Company's Web site and other electronic communications, relationships with investors, the media and analysts is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.

The committee also coordinates the annual evaluation of the Board, the committees of the Board and individual directors. All issues identified through this evaluation process are then discussed by the Corporate Governance Committee and are reported to the Board. Finally, it also has the responsibility for annually initiating a discussion at the Board level on the performance evaluation and remuneration of the President and Chief Executive Officer.

Conflicts of Interest
Some of the directors and officers of Royal Standard also serve as directors and officers of other companies involved in the resource exploration sector. Consequently, there exists a possibility for any such officer or director to be placed in a position of conflict. Each such director or officer is subject to fiduciary duties and obligations to act honestly and in good faith with a view to the best interests of the Company. Similar duties and obligations will apply to such other companies. Thus any future transaction between the Company and such other companies will be for bona fide business purposes and approved by a majority of disinterested directors of the Company.

D. Employees.

In addition to the listed officers, at January 31, 2007, the Company had twenty-three full-time and one part-time employee.

E. Share ownership.

Name	Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised[1]
Roland M. Larsen	President, CEO & Director	2,021,997
Samuel Gulko	Chief Financial Officer	Nil
Mackenzie I. Watson	Director	153,500
James C. Dunlop	Director	Nil
Kimberly L. Koerner	Director	920,350
Jeffrey B. Wolin	Director	Nil

1. The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the corporation has been furnished by the respective individuals.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders
As of May 11, 2007, to the knowledge of the directors and officers of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over, 10% or more of the Company's outstanding common shares, except the following:

Name of Shareholder	Number of Common Shares Owned	Percentage of Common Shares Outstanding [1]
Sprott Asset Management[2]	14,200,000	16.9%

Notes:
(1) Based on 83,929,825 Common Shares issued and outstanding as at May 11. 2007.
(2) This is a nominee account. To the knowledge of the Company, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

B. Related party transactions.
No director, senior officer, principal holder of securities or any associate or affiliate thereof of Royal Standard or the Company has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial

year or in any proposed transaction which, in either case, has or will materially affect the Corporation, except as disclosed in the financial statements included herein.

C. Interests of experts and counsel.
Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information
Following is a list of financial statements filed as part of the annual report under Item #17

- Auditor's Report for Royal Standard Minerals Inc. for the year ended January 31, 2007, 2006, 2005
- Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2007 and 2006
- Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2007, 2006, 2005
- Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2007, 2006, 2005
- Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #17 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

B. Significant Changes.

The Accounting Standard Board issued new accounting standards, effective for financial statements relating to fiscal years beginning on or after October 1, 2006, dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. Consistent with US and international reporting requirements, these standards require that certain gains and losses be recorded in a separate statement as comprehensive income. Fair value is considered the most relevant measure for financial instruments, which are any contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. The company intends to adopt these policies effective February 1, 2007 and will report comprehensive income, equity and financial instruments in accordance with the relevant sections of the CICA Handbook (sections 1530, 3251, and 3855, respectively).

In addition to disclosing a new comprehensive income statement, the primary effect on the Company will be that all financial instruments will be measured at fair value. The Company will be required to separately disclose available-for-sale financial assets, which are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to maturity investments, or held for trading.

Any gains and losses arising from a change in the fair value of a financial asset or financial liability that is classified as held for trading (including assets previously disclosed as marketable securities, but excluding hedges) will be recognized in net income in the periods in which they arise. Certain gains and losses on financial assets classified as available for sale will be recognized in other comprehensive income until the financial asset is no longer recognized or becomes impaired.

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual consolidated financial statements for the Company's reporting periods beginning November 1, 2006.

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008. The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 638%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $6,643,382 ($7,461,182 CDN).

On May 2, 2006 the Company granted 3,140,000 common share stock options to certain directors and a consultant. The options are exercisable at $1.44 CDN for a period of 5 years. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 859%, risk-free interest rate of 4.36% and an expected life of 5 years. The value assigned to the options is $4,086,399 ($4,521,600 CDN).

Item 9. The Offer and Listing

A. Offer and listing details.

The only share capital of Royal Standard is its Common Shares. The Common Shares of Royal Standard are without nominal or par value. Each Common Share ranks equally with all other Common Shares with respect to dissolution, liquidation or winding-up of Royal Standard and payment of dividends. The holders of Common Shares are entitled to one vote for each share held of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of Royal Standard out of funds legally available therefore and to receive pro rata the remaining property of Royal Standard on dissolution. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

The following table sets forth the reported high and low sales prices (stated in Canadian currency) and the average daily trading volume of the outstanding Common Shares on the Montreal Exchange for the periods January 1998 through September 2001 and the TSX Venture Exchange for the periods October 2001 through June 2007.

			High	Low	Average Daily Volume
January 1, 1998	to	March 31, 1998	$0.80	$0.27	10,533
April 1, 1998	to	June 30, 1998	$0.45	$0.15	14,033
July 1, 1998	to	September 30, 1998	$0.40	$0.10	23,100
October 1, 1998	to	December 31, 1998	$0.20	$0.05	22,200
January 1, 1999	to	March 31, 1999	$0.25	$0.10	32,900
April 1, 1999	to	June 30, 1999	$0.13	$0.05	14,666
July 1, 1999	to	September 30, 1999	$0.19	$0.05	43,833
October 1, 1999	to	December 31, 1999	$0.12	$0.03	21,133
January 1, 2000	to	March 31, 2000	$0.17	$0.03	42,933
April 1, 2000	to	June 30, 2000	$0.39	$0.13	57,033
July 1, 2000	to	September 30, 2000	$0.28	$0.11	10,467
October 1, 2000	to	December 31, 2000	$0.27	$0.11	25,867
January 1, 2001	to	March 31, 2001	$0.30	$0.11	11,500
April 1, 2001	to	June 30, 2001	$0.18	$0.06	7,789
July 1, 2001	to	September 30, 2001	$0.13	$0.06	7,667
October 1, 2001	to	December 31, 2001	$0.09	$0.04	9,750
January 1, 2002	to	March 31, 2002	$0.34	$0.07	52,546
April 1, 2002	to	June 30, 2002	$0.48	$0.20	76,899
July 1, 2002	to	September 30, 2002	$0.35	$0.17	51,437
October 1, 2002	to	December 31, 2002	$0.36	$0.20	31,354
January 1, 2003	to	March 31, 2003	$0.00	$0.00	0
April 1, 2003	to	June 30, 2003	$0.40	$0.21	13,728
July 1, 2003	to	September 30, 2003	$0.40	$0.20	151,583
October 1, 2003	to	December 31, 2003	$0.47	$0.25	53,416
January 1, 2004	to	March 31, 2004	$0.46	$0.25	78,814
April 1, 2004	to	June, 30, 2004	$0.46	$0.30	79,530
July 1, 2004	to	September 30, 2004	$0.42	$0.29	21,137
October 1, 2004	to	December 31, 2004	$0.47	$0.26	90,704
January 1, 2005	to	March 31, 2005	$0.45	$0.26	37,522
April 1, 2005	to	June 30, 2005	$0.43	$0.28	25,394
July 1, 2005	to	September 30, 2005	$0.75	$0.33	259,892
October 1, 2005	to	December 31, 2005	$1.00	$0.61	257,685
January 1, 2006	to	March 31, 2006	$1.45	$0.83	258,527
April 1, 2006	to	June 30, 2006	$1.65	$0.93	321,319
July 1, 2006	to	September 30, 2006	$1.15	$0.67	51,767
October 1, 2006	to	December 31, 2006	$0.79	$0.40	128,733
January 1, 2007	to	March 31, 2007	$0.64	$0.41	39,533
April 1, 2007	to	June 30, 2007	$0.85	$0.45	55,800

B. Plan of Distribution

Not Applicable

C. Markets

The Common Shares have been listed for trading on the TSX Venture Exchange (formerly the CDNX) since October 2001 under the trading symbol "RSM". The common shares were traded on the Montreal Exchange from June 28, 1996 until October 2001. Prior to such date, there was no established trading market for the Common Shares and no quotations or prices are available because of the sporadic and very limited trading that took place.

The common shares are also listed on the US-OTC Bulletin Board under the symbol "RYSMF".

D. Selling shareholders.

Not Applicable

E. Dilution.

Not Applicable

F. Expenses of the issue.

Not Applicable

Item 10. Additional Information

A. Share capital.

Not applicable

B. Memorandum and articles of association.

These documents were filed with the registration statement in November 1996.

C. Material contracts.

(i) On January 1, 2006, the Company entered into a management employment agreement with the President of the Company for management and consulting services for $250,000 per annum which expires in January 1, 2011. On January 1, 2007 and on each January 1 during the term of the agreement, the compensation may be increased by 10% per annum. This agreement can be renewed for an additional five years.

(ii) On October 23, 2006, the Company entered into an agreement with a company for investors' relation services for $7,500 per month which expires October 31, 2007.

(iii) On October 25, 2006 (amended to be effective November 1, 2006), the Company entered into an employment agreement with the Chief Financial

Officer for $5,000 per month which expires October 31, 2007. In addition, the Company is committed to issue options to purchase 100,000 shares of the Company as per the employment agreement. The options are exercisable at $0.60 until November 1, 2011. The fair value of the stock options is estimated to be $33,300 using the Black-Scholes option pricing model. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.91%; estimated life, 2.5 years and volatility, 92%. The options were granted in July, 2007.

(iv) The Company is obligated to incur an additional $45,000 in option costs before the end of fiscal 2009 pursuant to the agreement of the Como Project.

(v) The Company is obligated to incur an additional $144,000 in option costs before July 1, 2009 pursuant to the agreement of the Gold Wedge Project.

(vi) The Company is obligated to incur an additional $120,000 in option costs before the end of fiscal 2010 pursuant to the agreement of the Railroad Project.

(vii) The Company is obligated to incur an additional $80,000 in exploration expenditures before June 30, 2010 pursuant to the agreement of the Mustang Canyon Project.

(viii) The Company is obligated to incur an additional $260,000 in exploration expenditures and $38,320 in option costs before July 31, 2011 pursuant to the agreement of the Darkstar gold property.

(ix) The Company is obligated to incur an additional $175,000 in option costs before the end of fiscal 2012 pursuant to the agreement of the Fondaway Project.

D. Exchange controls.
There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, including foreign exchange controls, or that affects the remittance of dividends, interest or other payments to non-resident holders of Common Shares, other than withholding tax requirements and potential capital gain on the disposition of the Common Shares under certain circumstances. (See Item 10. E. - Taxation.)

There is no limitation imposed by Canadian law or by the Articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares, other than as provided by the Investment Canada Act (Canada) as amended, including as amended by the World Trade Organization Implementation Act (Canada). The following summarizes the principal features of the Investment Canada Act for non-Canadians who propose to acquire Common Shares.

The Investment Canada Act (the "Act") enacted on June 20, 1985, as amended, including as amended by the World Trade Organization Implementation Act (Canada), requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. "Non-Canadian" generally means an individual who is not a Canadian citizen or permanent resident, or a Corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians. For purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of voting interests or shares in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business whether or not the controlling entity is Canadian. Under the Act, control of a Corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a Corporation, and is presumed to be acquired where at least one-third, but less than a majority, of the voting shares of a Corporation or of an equivalent undivided ownership interest in the voting shares of a Corporation are acquired unless it can be established that the Corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

All investments to acquire control of a Canadian business are notifiable, unless they are reviewable. Investments requiring review and approval include: (i) a direct acquisition of control of a Canadian business with assets with a value of Cdn. $5,000,000 or more; (ii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $50,000,000 or more; and (iii) an indirect acquisition of control of a Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $5,000,000 or more and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by a "WTO Investor" (generally, nationals or permanent residents of World Trade Organization member states, or entities controlled by residents or nationals of WTO member states) or the Canadian business is controlled by a WTO Investor, the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to direct acquisitions is Cdn. $160,000,000 in constant 1995 dollars as determined in accordance with the Act. Indirect acquisitions of Canadian businesses by or from WTO Investors are not subject to review. The United States is a WTO member state.

Special rules apply with respect to investments by non-Canadians (including WTO Investors) to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services and activities relating to Canada's cultural heritage or national identity.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Investment Review Division of Industry Canada prior to the investment taking place and the investment may not be normally implemented until the review has been completed and ministerial approval obtained.

The Investment Review Division will submit the application for review to the Minister of Industry (Canada), together with any other information or written undertakings given by the acquirer and any representations submitted to the division by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of "net benefit to Canada," taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors considered are: (i) the effect of the investment on the nature and level of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada's ability to compete in world markets.

Within 45 days after completed application for review has been received, the Minister must notify the investor that (a) he is satisfied that the investment is likely to be of "net benefit to Canada," or (b) he is unable to complete his review in which case he shall have 30 additional days to complete his review (unless the investor agrees to a longer period) or (c) he is not satisfied that the investment is likely to be of "net benefit to Canada." If the Minister is unable to complete his review and no decision has been taken within the prescribed or agreed upon time, the Minister is deemed to be satisfied that the investment is likely to be of "net benefit to Canada."

Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of "net benefit to Canada," the acquirer has the right to make representations and submit undertakings within 30 days of the date of notice (or any further period that is agreed upon between the investor and the Minister). On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of "net benefit to Canada." In the latter case, the investor may not proceed with the investment, or if the investment has already been implemented, must divest itself of control of the Canadian business.

No securities of the Company are subject to escrow.

Pursuant to an escrow agreement dated June 17, 1996, (the "Escrow Agreement"), among the Company, Montreal Trust Company (the "Trustee"), and Sharpe, as the escrowed shareholder, an aggregate of 5,061,615 Common Shares of the Company are held by the Trustee in escrow. The Escrow Agreement was entered into as a condition of the Montreal Exchange approving the listing of the Company's Common Shares on the Montreal Exchange. The first 250,000 Common Shares are released in accordance with the provisions of Section 5 of General Policy Q-4 of the Quebec Securities Commission, and the balance are released upon a mineral property being placed in commercial production. The escrow agreement expired on November 30, 2001 and as a result the Quebec Securities Commission canceled all of the escrow shares granted under the June 17, 1996 agreement.

E. Taxation

The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens and resident alien individuals purchasing Common Shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company's Common Shares, as well as any consequences arising under US federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm's-length with the Company, (ii) are not residents of Canada, (iii) hold the Common Shares as capital property and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

Dividends paid to US residents by the Company on the Common Shares generally will be subject to Canadian non-resident withholding taxes. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the Common Shares on redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market). For US corporations owning at least 10% of the voting stock of the Company, the dividends paid by the Company are subject to a withholding tax rate of 6% in 1996 and 5% thereafter under the Canada-U.S. Income Tax Convention (1980), as amended by the Protocol signed on March 17, 1995 (the "Treaty"). For all other US shareholders, the Treaty reduces the withholding tax rate from 25% to 15% of the gross dividend. Other applicable tax treaties may reduce the Canadian tax rate for other Non-Resident Holders.

A Non-Resident Holder will generally not be subject to tax in Canada on capital gains realized from disposition of Common Shares, unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada). Generally, the Common Shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common Shares owned not less than 25% of the issued shares of any class of the capital

H. <u>Documents on display.</u>
Company documents can be reviewed at 3258 Mob Neck Road, Heathsville, VA 22473 or One Main Street, Manhattan, Nevada, 89022. You can also obtain copies by writing to either of these addresses.

I. <u>Subsidiary Information</u>
Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

At January 31, 2007, the Company's financial instruments consisted of cash and cash equivalents, common shares of Sharpe Resources, receivables and payables and accruals. The Company estimates that the fair value of its other financial assets and liabilities approximates the carrying values due to their short-term nature.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Item 12. Description of Securities Other than Equity Securities.
Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.
Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.

Item 15. Controls and Procedures

As of the end of the period covered by this report and based on their evaluation the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.
The board of directors has determined that Director and Audit Committee Member Mr. James Dunlop has the necessary attributes and independence for designation as the audit committee's financial expert and has designated Mr. Dunlop as the financial expert.

Item 16B. Code of Ethics.
The company has adopted a Code of Ethics that applies to its Directors and Executive Officers. The Code of Ethics can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. It can also be obtained, without charge, by writing to this address.

Item 16C. Principal Accountant Fees and Services.

| | **Year Ending January 31,** | | |
	2007	**2006**	**2005**
Audit Fees	$42,500	$35,500	$23,500
Audit Related Fees	$0	$0	$0
Tax Fees	$2,500	$2,500	$1,500
All Other Fees	$680	$568	$0

Policies and Procedures

The Audit Committee, in consultation with senior management, reviews annually and recommends for approval by the board of directors;
- the appointment of independent auditors at the annual general meeting of shareholders of the Corporation;
- the remuneration of the auditors; and
- pre-approval of all non-audit services to be provided to the Corporation by the external auditor.

Since the commencement of the Corporation's most recently completed financial year, every recommendation of the Audit Committee to nominate or compensate an external auditor was adopted by the Board of Directors.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

The Company is relying on the exemption in section 6.1 in Multilateral Instrument 52-110 "Audit Committees" which provides that venture issuers (as that term is defined therein) are not required to comply with certain audit committee composition requirements and have different reporting obligations, as specified by the Multilateral Instrument..

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

- Auditor's Report for Royal Standard Minerals Inc. for the year ended January 31, 2007, 2006, 2005
- Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2007 and 2006
- Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2007, 2006 2005
- Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2007, 2006, 2005
- Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #17 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

Auditors' Report

To the Shareholders of
Royal Standard Minerals Inc.

We have audited the consolidated balance sheets of Royal Standard Minerals Inc. as at Monday, January 31, 2005 and 2004 and the consolidated statements of exploration properties, operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards issued by the Public Company Accounting Oversight Board "United States". Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at Monday, January 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statements of exploration properties, operations and deficit and cash flows for the year ended January 31, 2003 were audited by other auditors who expressed an opinion without reservation on the financial statements in their report dated April 17, 2003.

"McCarney Greenwood LLP"
Toronto, Canada   McCarney Greenwood LLP
                                                                                   Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audits in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated March 29, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"
Toronto, Canada   McCarney Greenwood LLP
                                                                                   Chartered Accountants

Royal Standard Minerals Inc.
(Continued under the New Brunswick Corporation Act)

(An Exploration Stage Company)

(Expressed in United States dollars)
Consolidated Financial Statements

January 31, 2007 and 2006

Royal Standard Minerals Inc.

Consolidated Financial Statements

January 31, 2007 and 2006

(Audited)

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Royal Standard Minerals Inc.

We have audited the consolidated balance sheets of Royal Standard Minerals Inc. (An Exploration Stage Company) as at January 31, 2007 and 2006 and the consolidated statements of mineral properties, operations and deficit and cash flows for each of the years in the three-year period ended January 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2007 in accordance with Canadian generally accepted accounting principles.


"McCarney Greenwood LLP"


Toronto, Canada	McCarney Greenwood LLP
April 16, 2007	Chartered Accountants
	Licensed Public Accountants


Comments by Auditors on United States of America-Canada Reporting Difference


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 16, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.


"McCarney Greenwood LLP"


Toronto, Canada	McCarney Greenwood LLP
April 16, 2007	Chartered Accountants
	Licensed Public Accountants

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Balance Sheets

As at January 31		2007		2006
Assets				
Current assets				
Cash and cash equivalents (Note 2(b))	$	9,654,288	$	795,095
Short-term investments, at cost which approximates market		433,699		436,378
Marketable securities (Note 3)		86,124		86,124
Sundry receivables and prepaids		141,827		1,261
Due from related parties (Note 13)		122,386		126,342
		10,438,324		1,445,200
Reclamation bond (Note 4)		181,767		131,767
Mineral properties (Note 5)		7,788,107		3,810,519
Equipment, net (Note 6)		2,056,392		1,258,994
	$	20,464,590	$	6,646,480
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	202,157	$	221,733
		202,157		221,733
Asset retirement obligation (Note 7)		181,767		131,767
		383,924		353,500
Shareholders' Equity				
Share capital (Note 8)		25,403,464		11,832,670
Shares to be issued (Note 9)		-		119,325
Warrants (Note 9)		3,546,935		1,440,009
Contributed surplus (Note 10)		6,025,637		2,364,866
Deficit		(14,895,370)		(9,463,890)
		20,080,666		6,292,980
	$	20,464,590	$	6,646,480

The accompanying notes are integral part of these consolidated financial statements.

Approved by the Board   __"Roland M. Larsen"__   Director   __"Kimberly L. Koerner"__   Director

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties

For the years ended January 31	2007	2006	2005	Cumulative from date of inception of exploration phase
Gold Wedge Project				
Opening balance	$ 2,636,862	$ 1,460,443	$ 264,119	$ -
Property acquisition costs	171,376	184,892	111,122	506,399
Travel	77,737	70,862	40,770	212,553
Mine development costs	293,519	237,867	207,662	741,133
Drilling	53,185	78,790	146,441	278,416
General exploration	5,023	38,776	8,188	133,353
Professional fees	-	33,740	29,513	72,636
Consulting fees and payroll	1,377,706	243,297	619,528	2,324,926
Office and general	335,767	79,701	-	415,968
Analysis and assays	30,063	22,240	18,222	94,722
Supplies, equipment and transportation	1,171,969	186,254	14,878	1,373,101
Activity during the period	3,516,345	1,176,419	1,196,324	6,153,207
Closing balance	$ 6,153,207	$ 2,636,862	$ 1,460,443	$ 6,153,207
Pinon Project				
Opening balance	$ 762,285	$ 600,538	$ 511,043	$ -
Property acquisition costs	34,047	40,258	42,156	425,570
Travel	-	801	1,201	11,850
Drilling	8,333	72,780	2,259	130,600
General exploration	-	-	-	7,765
Professional fees	-	-	-	66,273
Office and general	15,296	2,698	7,983	43,707
Geologist	-	25,008	3,127	32,653
Consulting fees and payroll	151,133	19,537	6,192	194,902
Reclamation costs	167,785	-	-	167,785
Analysis and assays	9,380	382	26,577	66,871
Supplies, equipment and transportation	-	283	-	283
Activity during the period	385,974	161,747	89,495	1,148,259
Closing balance	$ 1,148,259	$ 762,285	$ 600,538	$ 1,148,259

The accompanying notes are integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties

For the years ended January 31	2007	2006	2005	Cumulative from date of inception of exploration phase
Railroad Project				
Opening balance	$ 175,670	$ 175,670	$ 122,732	$ -
Property acquisition costs	40,143	-	52,938	215,813
Activity during the period	40,143	-	52,938	215,813
Closing balance	$ 215,813	$ 175,670	$ 175,670	$ 215,813
Fondaway Project				
Opening balance	$ 127,652	$ 96,028	$ 43,999	$ -
Property acquisition costs	35,126	31,624	51,678	162,427
Analysis and assays	-	-	351	351
Activity during the period	35,126	31,624	52,029	162,778
Closing balance	$ 162,778	$ 127,652	$ 96,028	$ 162,778
Como Project				
Opening balance	$ 108,050	$ 86,330	$ 126,124	$ -
Property acquisition costs	-	-	-	35,695
Travel	-	-	-	2,806
Geologist	-	-	-	5,098
Consulting fees and payroll	-	-	-	41,532
Rent	-			

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties

For the years ended January 31	2007	2006	2005	Cumulative from date of inception of exploration phase
Manhattan Project				
Opening balance	$ -	$ 191,065	$ 172,031	$ -
Property acquisition costs	-	-	-	27,707
Travel	-	-	-	28,253
General exploration	-	1,458	19,034	63,219
Consulting fees and payroll	-	-	-	47,743
Analysis and assays	-	-	-	25,601
Written off	-	(192,523)	-	(192,523)
Activity during the period	-	(191,065)	19,034	-
Closing balance	$ -	$ -	$ 191,065	$ -
Other Projects				
Opening balance	$ -	$ 54,053	$ 13,396	$ -
Cumulative expenditures from date of inception	-	-	-	3,410,396
Expenditures during the period	-	120,891	40,657	161,548
Written off	-	(174,944)	-	(3,571,944)
Activity during the period	-	(54,053)	40,657	-
Closing balance	$ -	$ -	$ 54,053	$ -
TOTAL	**$ 7,788,107**	**$ 3,810,519**	**$ 2,664,127**	**$ 7,788,107**

The accompanying notes are integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit

For the years ended January 31	2007	2006	2005	Cumulative from date of inception June 26, 1996
Expenses				
General and administrative (Note 16)	618,962	266,505	193,287	2,499,742
Consulting fees and payroll	443,693	295,707	213,504	1,513,777
Stock-option compensation (Note 10)	3,838,926	739,006	150,606	4,768,878
General exploration	-	-	-	152,051
Amortization	540,289	191,877	14,921	770,794
	5,441,870	1,493,095	572,318	9,705,242
Loss before the following	(5,441,870)	(1,493,095)	(572,318)	(9,705,242)
Interest income	391,420	-	-	410,034
Repayment of interest	-	-	-	(67,117)
Write-off of advances to related company	-	-	-	(75,506)
Write-off of mineral properties	-	(367,467)	(34,397)	(3,798,864)
Gain on disposal of marketable securities	-	-	-	47,988
Write-down of marketable securities	-	-	-	(407,105)
Loss on sale in mineral property	-	-	-	(474,187)
Foreign exchange (loss) gain	(381,030)	249,505	131,306	(84,631)
Net loss	(5,431,480)	(1,611,057)	(475,409)	(14,154,630)
Deficit, beginning of period	(9,463,890)	(7,852,833)	(7,377,424)	(740,740)
Deficit, end of period	$ (14,895,370) $	(9,463,890) $	(7,852,833) $	(14,895,370)
Basic and diluted loss per share (Note 11) $	(0.07) $	(0.03) $	(0.01)	

The accompanying notes are integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

For the years ended January 31	2007	2006	2005	Cumulative from date of inception June 26, 1996
Cash and cash equivalents provided by (used in):				
Operating activities				
Net loss	$ (5,431,480)	$ (1,611,057)	$ (475,409)	$ (14,154,630)
Operating items not involving cash:				
Amortization	540,289	191,877	14,921	770,794
Stock-option compensation	3,838,926	739,006	150,606	4,768,878
Write-off of bad debt	-	-	20,950	20,950
Write-off of mineral properties	-	367,467	34,397	3,798,864
Loss on sale of mineral properties	-	-	-	474,187
Gain on disposal of marketable securities	-	-	-	(47,988)
Write-down of advances to related company	-	-	-	75,506
Write-down of marketable securities	-	-	-	407,105
Changes in non-cash working capital:				
Sundry receivables and prepaids	(140,566)	(484)	(69,012)	(210,621)
Accounts payable and accrued liabilities	(19,576)	117,646	(2,091)	202,157
Cash (used in) operating activities	(1,212,407)	(195,545)	(325,638)	(3,894,798)
Financing activities				
Issue of common shares, net of issue costs	15,380,240	4,025,421	2,065,648	30,110,481
Repayments from (loans to) related parties	3,956	(64,105)	(62,237)	(197,892)
Cash provided by financing activities	15,384,196	3,961,316	2,003,411	29,912,589
Investing activities				
Funds held in trust	-	-	54,050	(20,950)
Sale (purchase) of short-term investments	2,679	(436,378)	-	(433,699)
Additions to mineral properties	(3,977,588)	(1,513,859)	(1,528,858)	(12,726,297)
Purchase of equipment	(1,337,687)	(1,413,136)	-	(2,827,187)
Purchase of marketable securities	-	-	-	(1,057,976)
Proceeds on disposal of marketable securities	-	-	-	690,859
Proceeds on sale of mineral properties	-	-	-	11,747
Cash (used in) investing activities	(5,312,596)	(3,363,373)	(1,474,808)	(16,363,503)
Change in cash and cash equivalents	8,859,193	402,398	202,965	9,654,288
Cash and cash equivalents, beginning of period	795,095	392,697	189,732	-
Cash and cash equivalents, end of period (Note 2(b))	$ 9,654,288	$ 795,095	$ 392,697	$ 9,654,288

The accompanying notes are integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

1. The Company and Operations

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and silver resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board. The Company is in the exploration stage and has adopted the Accounting Guideline 11 as required by the Canadian Institute of Chartered Accountants ("CICA") Handbook. The date of inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI").

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of the exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The Company's ability to continue its operations is dependent upon obtaining necessary financing to complete the development of its properties and/or the realization of the proceeds from the sale of one or more of its properties. These financial statements do not include adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue in business.

2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 17.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mineral property costs, the asset retirement obligation, the valuation allowance of future tax asset, and the calculation of stock-based compensation expense. Actual results could differ from those estimates.

The significant accounting policies are as follows:

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States companies.

8

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

2.   **Significant Accounting Policies (Continued)**

   (b)   **Cash and cash equivalents**
   Cash and cash equivalents are carried in the consolidated balance sheets at cost and they are comprised of cash on hand, term deposits held with banks and other short-term liquid investments generally with original maturities of three months or less.

		2007		2006		2005
Cash	$	322,693	$	186,828	$	392,697
Money Market deposits		9,331,595		608,267		-
Cash and cash equivalents	$	9,654,288	$	795,095	$	392,697

   (c)   **Equipment**

   Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

   Exploration equipment   - 25% to 30%

   Office equipment   - 20%

   Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual value or by estimating replacement values. When the carrying amount of equipment exceeds the estimated net recoverable amount, the asset is written down to fair value with a charge to income in the period that such determination is made.

   (d)   **Mineral properties**

   All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. Costs includes any cash consideration and advance royalties paid. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

   If the economically recoverable precious metal reserves are developed, capitalized costs of the related property will be reclassified as mining assets and amortized using the unit production method. When a mineral property is abandoned, all related costs are written-off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written-down to its estimated net realizable value. A mineral property is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

   The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

2. **Significant Accounting Policies (Continued)**

   (e) **Asset retirement obligation**

   Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimated of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost).

   (f) **Stock-based compensation plans**

   The fair value of the stock options granted is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 10 and recorded as stock-based compensation expense over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus.

   If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

   (g) **Income taxes**

   Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax base of the assets and liabilities, and are measured using the tax rates expected to be in effect when these temporary differences are likely to reverse. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized, and a valuation allowance is applied against any future tax asset if it is more likely than not that the asset will not be realized.

   (h) **Loss per common share**

   Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

2. Significant Accounting Policies (Continued)

(i) Foreign currency translation

The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at period end rates of exchange. Other assets and liabilities and share capital of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations in the current period.

(j) Marketable securities

Marketable securities are carried at the lower of cost and market.

(k) Short-term investments

Short-term investments are liquid investments with a maturity greater than three months but less than one year.

(l) Financial instruments, Equity and Comprehensive Income

The Company's financial instruments consist of cash and cash equivalents, short-term investment, marketable securities, sundry receivables, and accounts payable. The carrying values of these financial instruments approximate their fair market values due to the relatively short periods to maturity or capacity for prompt liquidation of these instruments. The company's operating cash flows are substantially independent of changes in market interest rates.

The Accounting Standard Board issued new accounting standards, effective for financial statements relating to fiscal years beginning on or after October 1, 2006, dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. Consistent with US and international reporting requirements, these standards require that certain gains and losses be recorded in a separate statement as comprehensive income. Fair value is considered the most relevant measure for financial instruments, which are any contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. The company intends to adopt these policies effective February 1, 2007 and will report comprehensive income, equity and financial instruments in accordance with the relevant sections of the CICA Handbook (sections 1530, 3251, and 3855, respectively).

In addition to disclosing a new comprehensive income statement, the primary effect on the Company will be that all financial instruments will be measured at fair value. The Company will be required to separately disclose available-for-sale financial assets, which are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading.

Any gains and losses arising from a change in the fair value of a financial asset or financial liability that is classified as held for trading (including assets previously disclosed as marketable securities, but excluding hedges) will be recognized in net income in the periods in which they arise. Certain gains and losses on financial assets classified as available for sale will be recognized in other comprehensive income until the financial asset is no longer recognized or becomes impaired.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

3. **Marketable Securities**

Marketable securities consist of common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration for precious metals in the United States. Sharpe Resources is considered to be related to the Company because of common management. The market value of the shares at January 31, 2007 was $118,720 (2006 - $226,538; 2005 - $96,684).

The shares are carried at the lower of cost and quoted market values.

4. **Reclamation Bond**

The Company has posted reclamation bonds for its mining projects, as required by the State of Nevada, to secure clean-up costs if the projects are abandoned or closed.

5. **Mineral Properties**

Name of Mineral Property		2007		2006		2005
Gold Wedge project (i)	$	6,153,207	$	2,636,862	$	1,460,443
Pinion project (ii)		1,148,259		762,285		600,538
Railroad project		215,813		175,670		175,670
Fondaway project		162,778		127,652		96,028
Como project (iii)		108,050		108,050		86,330
Manhattan project		-		-		191,065
Other projects		-		-		54,053
	$	7,788,107	$	3,810,519	$	2,664,127

(i) Gold Wedge Project

On June 29, 2005 the Company entered into a 5-year purchase option agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 700 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of other major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. The Company agreed to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

The Company has recorded an asset retirement obligation on its Gold Wedge Project, representing the estimated costs of the Company's obligation to restore the Gold Wedge properties to their original condition as required by the State of Nevada regulatory authorities. As such, the Company has recorded an asset retirement obligation in the amount of $181,767, the amount of the reclamation bond posted by the Company with the State of Nevada.

(Expressed in United States Dollars)

5. Mineral Properties (Continued)

(ii) Pinon Project

Pinon Project - Cord Lease
In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of five years. The lessors will retain a 5% net smelter royalty.

Pinon Project - Tomera Lease
In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessors will retain a 5% net smelter royalty.

In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Tomera Lease properties.

Pinon Project - Mustang Canyon
In July 2005, the Company signed an Exploration and Option Agreement with Metallic Nevada Inc. ("Metallic") to explore the Mustang Canyon Project in Esmeralda County, Nevada for a period of five years. Metallic has granted to the Company a mining lease on 27 unpatented lode mining claims located in Esmeralda County, Nevada.

The agreement gives the Company the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43-101 report, the Company will acquire an undivided 50% interest in the project.

The Company may terminate the Agreement at any time after spending the initial $20,000, by providing 30 days written notice to Metallic. When the Company has exercised its option to acquire a 50% interest in the project, Metallic and the Company will establish a Joint Venture in respect to the project, on a 50/50 basis. Further expenditures on the Mustang Canyon Project will then be made by the Joint Venture. The Company will be the operator of the Joint Venture as long as it has at least a 50% interest therein.

Pinon Project - Darkstar Lease

In July 2006, the Company entered into a mining lease agreement to lease certain properties near the proposed Pinon minesite in Elko County, Nevada for a period of five years. The Darkstar gold property is located less than 2 miles from the Pinon property. The Company agreed to pay $6,400 on execution of the Agreement. The Company is committed to pay Annual option payments of $7,600 in 2007, $8,960 in 2008, $10,240 in 2009 and $11,520 in 2010. The lessor will also retain a 5% net smelter royalty.

(iii) Como Project

On December 2003, the Company entered into a mining lease agreement to lease certain properties located in Lyon County, Nevada. The Company agreed to pay $25,000 upon execution of the Agreement. The Company was committed to pay an annual option of $25,000 in 2005. Future payments are $20,000 in 2008 and $25,000 in 2009.

(Expressed in United States Dollars)

5. Mineral Properties (Continued)

(iii)Como Project (Continued)

On September 15, 2004, the Company granted an option (the "Option") to Sharpe to acquire a 60% interest in the Company's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to the Company at a deemed value of $78,125 ($100,000 CDN). To exercise the option, Sharpe was required to maintain the unpatented and patented mining claims on the Project, and to pay all required options, annual advanced minimum royalty payments and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. On December 5, 2006, Sharpe withdrew from this project without any further financial obligations.

Nevada Projects

In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode mining claims in Nye, Elko and Lyon Counties, Nevada. Detail of the payments required to maintain its option rights and to exercise its option is as follows:

Required Option Payments	Royalty (1)	Exercise of Option
Gold Wedge - Nye County Commencing in fiscal 2002, $5,000 each in first two years; $10,000 in third year, $15,000 in the fourth year and $20,000 each in the fifth and sixth years.	3% NSR	July 2006 - $200,000
Manhattan - Nye County Commencing in fiscal 2002, $1,000 per month from August 2001 to August 2002: $2,000 per month from September 2002 to July 2006.	5% NSR	August 2006 - $500,000
This project was discontinued and all exploration expenditures were written-off in 2005.		
Fondaway - Canyon Churchill County Commencing in fiscal 2003, $25,000 in year one, $30,000 in years two and three and $35,000 each of the next seven years.	3% NSR	July 2013 - $600,000
Como - Lyon County Commencing in fiscal 2003, $25,000 in years one and two covering years three and four, $20,000 in year five, $25,000 in year six.	4% NSR	May 2008 - $1,000,000
Railroad - Elko County Commencing in fiscal 2003, $15,000 in the first year and increases by $5,000 each of the next six years.	5% NSR	August 2008 - $2,000,000

(1) NSR - Net Smelter Royalty

During the year ended January 31, 2006, the Company wrote-off $192,523 of exploration expenditures relating to the Manhattan, Nye County project and $174,944 relating to smaller projects that the Company was evaluating. Total exploration expenditures written-off amounted to $367,467 during the year ended January 31, 2006. There were no similar write-offs in 2007.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

6.   Equipment

	2007	**2006**	**2005**
Cost			
Exploration equipment	$ 2,808,573	$ 1,475,201	$ 62,065
Office equipment	21,253	16,936	16,936
	2,829,826	1,492,137	79,001
Accumulated amortization			
Exploration equipment	759,636	220,669	34,537
Office equipment	13,798	12,474	6,729
	773,434	233,143	41,266
Net carrying value			
Exploration equipment	2,048,937	1,254,532	27,528
Office equipment	7,455	4,462	10,207
	$ 2,056,392	$ 1,258,994	$ 37,735

7.   Asset retirement obligation

The Company is required to recognize a liability for a legal obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the undiscounted asset retirement obligation ("ARO's") were estimated to be $250,930 as at January 31, 2007, assuming payments made over a five year period.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. Following is the reconciliation of the asset retirement obligation:

	2007		2006		2005
Balance, beginning of year	$ 131,767	$	131,767	$	131,767
Accretion cost	50,000		-		-
Balance, end of year	$ 181,767	$	131,767	$	131,767

The discount rate used when estimating the fair value of the ARO is a credit-adjusted risk-free interest rate with the same maturity as the removal obligation. The Company used a credit-adjusted risk-free interest rate of 5% to calculate the present value of the ARO, which was $181,767.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

8. **Share Capital**

   Authorized

   The authorized capital of the Company consists of an unlimited number of common shares without par value.

   Issued

   Changes in the Company's share capital were as follows:

Common shares issued	Shares	Amount
Balance at January 31, 2004	34,141,338	$ 7,221,581
Shares issued for cash, less issue costs of $360,964	7,395,000	1,486,784
Warrant valuation	-	(428,918)
Shares issued to broker as compensation	349,680	91,117
Shares issued on warrants exercised	1,257,500	318,352
Fair value of warrants exercised	-	90,345
Balance at January 31, 2005	43,143,518	8,779,261
Shares issued for cash, less issue costs of $295,750	12,131,000	3,117,705
Warrant valuation	-	(1,132,581)
Shares issued to brokers as compensation	127,000	35,553
Shares issued on warrants exercised	2,221,060	692,984
Fair value of warrants exercised	-	255,491
Shares issued on stock options exercised	200,000	64,824
Fair value of stock options exercised	-	19,433
Balance at January 31, 2006	57,822,578	11,832,670
Shares issued after January 31, 2006	100,000	119,325
Shares issued for cash, less issue costs of $879,172	12,975,967	12,407,590
Warrant valuation	-	(2,847,058)
Shares issued on stock options exercised	1,250,000	332,784
Fair value of stock options exercised	-	178,155
Shares issued on warrants exercised	6,126,730	2,639,865
Fair value of warrants exercised	-	740,133
Balance, January 31, 2007	78,275,275	$ 25,403,464

On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of CDN $0.25 per unit for gross proceeds of $200,935 ($268,750 CDN). Each unit consists of one common share and one-half common share purchase warrant ("Warrant"). Each warrant will entitle the holder to subscribe for one additional common share at a price of CDN $0.30 until February 2, 2005.

On February 17, 2004, articles of amendment were filed to authorize the issuance of an unlimited number of special shares without par value.

On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of CDN $0.35 per unit for gross proceeds of $1,646,813 ($2,212,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each warrant entitled the holder to subscribe for one additional common share at a price of CDN $0.50 until April 15, 2006.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

8. **Share Capital (Continued)**

Canaccord Capital Corporation ("Canaccord") acted as an agent of the private placement offering of 6,320,000 and was paid the following fees:

(i) An Agent's fee consisting of an 8% commission of the proceeds, paid in cash of $89,572 CDN and issuance of 249,680 in Agent's units. Each Agent's unit consists of one common share and one-half Agent's common share purchase warrant (Agent's Warrant"). Each Agent's Warrant entitled the holder to subscribe for one common share at a price of $0.50 per Agent's Warrant until April 15, 2006.

(ii) A Corporate Finance fee of 100,000 Corporate Finance units; and an Administration fee of $5,584 ($7,500 CDN). Each Corporate Finance unit consists of one common share and one half Corporate Finance warrant. Each Corporate Finance warrant entitled the holder to subscribe for one common share at a price of $0.50 per Corporate Finance warrant until April 15, 2006.

(iii) The Agent's fee also included 1,264,000 Agent's Warrants equal to 20% of the number of units issued on the private placement. Each Agent's Warrant entitled the holder to subscribe for one common share at a price of $0.50 per Agent Warrant until April 15, 2006.

The fair value of the common share purchase warrants and agent's warrants issued in fiscal 2005 were estimated using the Black-Scholes pricing model based on the following assumptions:

(i) Warrants issued on private placement
Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 12 months. Value assigned to 537,500 warrants is $34,379 ($45,688 CDN).

(ii) Warrants issued on private placement
Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 3,160,000 warrants is $374,270 ($502,440 CDN).

(iii) Agent's warrants
Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 1,438,840 compensation warrants is $170,416 ($228,776 CDN).

On March 31, 2005, the Company completed a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until March 31, 2007.

Canaccord, the agent acting for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 Warrants. Each warrant entitling Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007.

On April 26, 2005, the Company issued 1,500,000 units at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase Warrant. Each warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 26, 2007.

Haywood Securities Inc. ("Haywood") and Canaccord (the "Agents") acted as agents in this round of financing. As partial compensation for their services, the Agents received 45,000 common shares and 247,500 Warrants. Each warrant entitled the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

(Expressed in United States Dollars)

8. Share Capital (Continued)

On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase Warrant. Each warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed another private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until May 5, 2007.

The fair value of the common share purchase warrants and agent warrants issued in fiscal 2006 were estimated using the Black-Scholes pricing model based on the following assumptions:

(i) Warrants issued on private placement - 8,750,000 units
Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.22% and an expected life of 24 months. Value assigned to 4,375,000 warrants is $625,723 ($756,875 CDN).

(ii) Warrants issued on private placement - 1,500,000 units
Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.06% and an expected life of 24 months. Value assigned to 750,000 warrants is $104,183 ($129,750 CDN).

(iii) Warrants issued on private placement - 50,000 units
Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.06% and an expected life of 24 months. Value assigned to 25,000 warrants is $3,436 ($4,325 CDN).

(iv) Warrants issued on private placement - 1,831,000 units
Dividend yield 0%, expected volatility 150%, risk - free interest rate 3.02% and an expected life of 24 months. Value assigned to 915,500 warrants is $171,279 ($213,311 CDN).

(v) Agent warrants - 8,750,000 units
Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.22% and an expected life of 24 months. Value assigned to 1,353,500 agent warrants is $193,580 ($234,155 CDN).

(vi) Agent warrants - 1,500,000 units
Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.06% and an expected life of 24 months. Value assigned to 247,500 agent warrants is $34,380 ($42,817 CDN).

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

9. **Warrants**

The following table reflects the fair value of share purchase warrants and broker's warrants currently outstanding:

Expiry	Price ($) CDN	Number	Value ($)
March 31, 2007	0.50	4,084,287	$ 584,714
April 26, 2007	0.50	136,500	20,896
April 29, 2007	0.50	25,000	3,436
May 5, 2007	0.50	485,500	90,831
April 26, 2008	1.75	6,487,996	2,847,058
		11,219,283	$ 3,546,935

10. **Stock Options**

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

The following table reflects the continuity of stock options:

	Number of Stock Options			Weighted Average Exercise Price CDN ($)		
	2007	**2006**	**2005**	**2007**	**2006**	**2005**
Outstanding at beginning of year	5,670,000	4,185,000	3,410,000	$ 0.33	$ 0.28	$ 0.26
Granted during year	3,423,500	2,380,000	775,000	1.41	0.49	0.36
Exercised during year	(1,250,000)	(200,000)	-	(0.49)	(0.38)	-
Cancelled or expired during year	(17,000)	(695,000)	-	(1.44)	(0.24)	-
Outstanding at end of year	7,826,500	5,670,000	4,185,000	$ 0.79	$ 0.33	$ 0.28

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

10. Stock Options (continued)

The following table reflects the stock options outstanding and exercisable as at January 31, 2007:

Expiry Date	Exercise Price CDN ($)	Options Outstanding	Black-Scholes Value
April 25, 2007	0.26	960,000	$ -
May 13, 2007	0.40	555,000	-
December 12, 2008	0.27	220,000	40,340
May 4, 2009	0.36	675,000	127,386
April 13, 2010	0.39	800,000	238,022
May 16, 2010	0.29	1,080,000	232,098
January 20, 2011	0.87	130,000	90,731
May 2, 2011	1.44	3,123,000	3,676,901
October 13, 2011	0.75	283,500	162,005
		7,826,500	$ 4,699,250

On May 4, 2004, 775,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $150,606 ($206,150 CDN) was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.5%; estimated life, 5 years and volatility, 55%.

On April 13, 2005, 1,000,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $297,528 ($368,000 CDN) was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.70%; estimated life, 5 years and volatility, 166.65%.

On May 16, 2005, 1,080,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $232,098 ($294,840 CDN) was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.56%; estimated life, 5 years and volatility, 166.63%.

On January 20, 2006, 300,000 stock options were granted to directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $209,380 ($241,500 CDN) was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.89%; estimated life, 5 years and volatility, 155.46%.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

10.   Stock Options (Continued)

On May 2, 2006 the Company granted 3,140,000 stock options to certain directors and a consultant. The options are exercisable at $1.44 CDN within a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 145%, risk-free interest rate of 4.36% and an expected life of 5 years. The value assigned to the options is $3,699,045 ($4,094,560 CDN).

On October 13, 2006, the Company granted options to purchase 283,500 common shares of the Company to directors and a consultant. The options are exercisable at $0.75 CDN and expire within a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 129%, risk-free interest rate of 4.00% and an expected life of 5 years. The value assigned to the options is $162,005 ($183,992 CDN).

For fiscal 2007, the weighted-average grant date fair value of these options was $3,861,050 (fiscal 2006 - $739,006; fiscal 2005 - $110,438) or $1.25 (fiscal 2006 - $0.31; fiscal 2005 - $0.14) per share.

The following table reflects the continuity of contributed surplus:

	Amount
Balance, January 31, 2004	$ 1,477,780
Options granted	150,606
Balance, January 31, 2005	1,628,386
Expired warrants	16,907
Options granted	739,006
Options exercised	(19,433)
Balance, January 31, 2006	2,364,866
Options granted	3,861,050
Options exercised	(178,155)
Options cancelled	(22,124)
Balance, January 31, 2007	$ 6,025,637

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

11. Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	2007	2006	2005
Numerator:			
Loss for the year	$ (5,431,480)	$ (1,611,057)	$ (475,409)
Denominator:			
Weighted average number of common share outstanding for basic and diluted loss per share	73,771,233	53,907,094	41,090,912
Basic and diluted loss per share	$ (0.07)	$ (0.03)	$ (0.01)

The stock options and common share purchase warrants were not included in the computation of diluted loss per share on January 31, 2007, 2006 and 2005 as their inclusion would be anti-dilutive.

12. Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations:

	2007	2006	2005
Net loss before income taxes reflected in consolidated statements of operations	$ (5,431,480)	$ (1,611,057)	$ (475,409)
Expected income tax (recovery)	$ (1,961,850)	$ (581,914)	$ (174,095)
Write-off of mineral properties	-	132,729	12,596
Deductible share issue costs	(147,480)	(81,049)	(40,612)
Stock option compensation expense	1,386,620	266,929	54,399
Amortization	195,153	69,306	5,464
Unrealised foreign exchange loss (gain)	137,627	(90,121)	(48,084)
Subsidiary losses capitalized for consolidation purpose	(477,262)	-	(32,835)
Difference between Canadian and foreign tax rates	6,343	2,404	1,730
Taxable benefits not recognized	860,849	281,716	221,437
Income tax (recovery) expense	$ -	$ -	$ -

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

12. Income Taxes (Continued)

The following table reflects future tax assets at January 31, 2007, 2006 and 2005:

	2007	2006	2005
Unclaimed non-capital losses	$ 2,045,208	$ 1,290,242	$ 1,011,064
Unclaimed capital losses	7,991	16,421	15,184
Excess of undepreciated capital cost allowance over carrying value of capital assets	276,422	118,216	20,712
Excess of unclaimed resource pools over carrying value of mineral properties	551,169	834,748	453,543
Unclaimed share issue costs	418,785	261,945	116,362
	3,299,575	2,521,572	1,616,865
Valuation allowance	(3,299,575)	(2,521,572)	(1,616,865)
Future income tax assets	$ -	$ -	$ -

At January 31, 2007, the Company had unclaimed Canadian and foreign resource pools of $9,647,100 (CDN $11,376,300) consisting of Canadian Exploration Expenditure of $1,053,200 (CDN $1,242,000), Canadian Development Expenses of $254,400 (CDN $300,000), Foreign Resource Expenses of $8,339,500 (CDN $9,834,300), unclaimed share issue costs of $1,159,400 (CDN $1,367,300) and unclaimed non-capital losses carried forward of $5,726,400 (CDN $6,720,600), which will expire as follows:

2008	$	210,100
2009		285,100
2010		551,200
2011		601,700
2015		692,300
2026		943,000
2027		2,443,000
	$	5,726,400

(Expressed in United States Dollars)

13. Related Party Transactions

		2007		2006		2005
Due from related parties:						
The President and Director of the Company (i)	$	17,402	$	18,049	$	11,095
Sharpe Resources Corporation (ii)		104,984		108,293		51,142
	$	122,386	$	126,342	$	62,237

(i) This advance is unsecured, non-interest bearing and has no set terms of repayment.

(ii) Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.

Consulting fees include a bonus of $170,000 (2006 - $nil; 2005 - $nil) and salary of $252,621 (2006 - $96,192; 2005 - $nil)) paid to the President of the Company.

Consulting fees include salary of $48,923 (2006 - $nil; 2005 - $nil) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $12,155 (2006 - $nil; 2005 - $nil) was paid to the CFO of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

14. Contingencies

On October 11, 2006 the Company received a document purporting to constitute a requisition from a group of shareholder of the Company ("the Dissident Group") alleging that they hold more than 10% of the Company's shares. The documents received requested that a shareholders meeting be called to consider the removal and replacement of the existing board of directors of the Company.

The board of directors of the Company has reviewed these documents with the benefit of outside advice and has serious concerns with respect to whether such documents constitute a valid requisition under the New Brunswick Corporations Act.

While reserving all of its rights in this regard, the board of directors of the Company has called a meeting of shareholders in response to the purported requisition received from the Dissident Group at which the constitution of the Company's board of directors will be considered.

On October 28, 2006 the Company filed an action in the United States District Court for the Central District of California against the persons and entities who have identified themselves as belonging the Dissident Group. The Company alleges that the defendants violated section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78m(d), by failing to file a Schedule 13-D. On May 17, 2007, the Court ordered the striking of the defendants' answer and the Clerk of the Court entered defendants' default. A hearing on the Company's motion for entry of judgment is scheduled to be held by the Court on June 18, 2007.

(Expressed in United States Dollars)

14. Contingencies (Continued)

There is pending action against Messrs. Luke Norman and Timothy Master, two former employees of the Company. The September 25, 2006 complaint alleges that while employed by the Company and thereafter, contrary to their duties to the Company, Norman and Master participated in a pattern of behavior which included the dissemination of misleading or incorrect information, interference with corporate operations, communications with shareholders without proper authority, soliciting votes from shareholders contrary to securities law, conspiring against management in an attempt to impair the business of the Company. In November 2006 Mr. Norman filed a counter complaint against the Company without specifying damages. In the opinion of the management this complaint is without merit.

The Company is seeking injunctive relief restraining Norman and Master from further communicating the alleged slander and misinformation regarding the Company. In addition to the injunctive relief, the Company seeks to recover damages for conspiracy to injure, defamation, slander, and special damages for breach of fiduciary duty.

15. Commitments

(i) On January 1, 2006, the Company entered into a management employment agreement with the President of the Company for management and consulting services for $250,000 per annum which expires in January 1, 2011. On January 1, 2007 and on each January 1 during the term of the agreement, the compensation may be increased by 10% per annum. This agreement can be renewed for an additional five year.

(ii) On October 23, 2006, the Company entered into an agreement with a company for investors' relation services for $7,500 per month which expires in October 31, 2007.

(iii) On October 25, 2006 (amended to be effective November 1, 2006), the Company entered into an employment agreement with the CFO for $5,000 per month which expires October 31, 2007. In addition, the Company is committed to issue options to purchase 100,000 shares of the Company as per the employment agreement. The options are exercisable at $0.60 until November 1, 2011. The fair value of the stock options is estimated to be $33,300 using the Black-Scholes option pricing model. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.91%; estimated life, 2.5 years and volatility, 92%.

(iv) The Company is obligated to incur an additional $45,000 in option costs before the end of fiscal 2009 pursuant to the agreement of the Como Project.

(v) The Company is obligated to incur an additional $144,000 in option costs before July 1, 2009 pursuant to the agreement of the Gold Wedge Project.

(vi) The Company is obligated to incur an additional $120,000 in option costs before the end of fiscal 2010 pursuant to the agreement of the Railroad Project.

(vii) The Company is obligated to incur an additional $80,000 in exploration expenditures before June 30, 2010 pursuant to the agreement of the Mustang Canyon Project.

(viii) The Company is obligated to incur an additional $260,000 in exploration expenditures and $38,320 in option costs before July 31, 2011 pursuant to the agreement of the Darkstar gold property.

(ix) The Company is obligated to incur an additional $175,000 in option costs before the end of fiscal 2012 pursuant to the agreement of the Fondaway Project.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

16.   **Office and General**

		2007		2006		2005
Advertising and promotion	$	155,775	$	110,236	$	2,400
Bad debts		-		-		38,610
Corporate development		85,380		27,762		24,243
Insurance		37,758		31,108		13,425
Office and general		67,652		40,582		67,319
Professional fees		268,156		46,887		26,924
Travel		4,241		9,930		20,366
	$	618,962	$	266,505	$	193,287

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

17. **Differences between Canadian GAAP and US GAAP**

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(d), whereas under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Had the Company's consolidated balance sheets as at January 31, 2007 and 2006 been prepared using US GAAP, such balance sheets would be presented as follows:

		2007		2006
Assets				
Current				
Cash and cash equivalents	$	9,654,288	$	795,095
Short-term investments		433,699		436,378
Available for sale securities		118,720		226,537
Sundry receivables and prepaids		141,827		1,261
Due from related parties		122,386		126,342
		10,470,920		1,585,613
Reclamation bond		181,767		131,767
Equipment, net		2,056,392		1,258,994
Mineral properties - acquisition costs		468,107		187,415
Mine development		739,048		445,529
	$	13,916,234	$	3,609,318
Liabilities				
Current				
Payables and accruals	$	202,157	$	221,733
Asset retirement obligation		181,767		131,767
		383,924		353,500
Shareholders' Equity				
Capital stock		24,822,439		11,251,645
Shares to be issued		-		119,325
Warrants		3,546,935		1,440,009
Additional paid-in capital		5,879,511		2,218,739
Cumulative foreign currency translation adjustments		(84,632)		296,398
Cumulative adjustments to marketable securities		(374,510)		(266,692)
Deficit accumulated during the exploration stage		(20,257,433)		(11,803,606)
		13,532,310		3,255,818
	$	13,916,234	$	3,609,318

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

US GAAP requires the presentation of a statement of comprehensive income, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.

The cumulative-from-inception statements of operations and comprehensive income (loss), cash flows and changes in shareholder's equity under US GAAP are as follows:

Statements of Operations and Comprehensive Income (Loss):

	Cumulative from inception	2007	2006	2005
Expenses				
General and administrative	$ 2,499,742	$ 618,962	$ 266,505	$ 193,287
Consulting fees and payroll	1,513,777	443,693	295,707	213,504
Stock option compensation	4,768,878	3,838,926	739,006	150,606
General exploration	11,084,177	3,403,377	880,915	1,523,204
Depreciation	770,794	540,289	191,877	14,921
	20,637,368	8,845,247	2,374,010	2,095,522
Loss before the following	(20,637,368)	(8,845,247)	(2,374,010)	(2,095,522)
Write-down of advances to related company	(75,506)	-	-	-
Gain on disposal of marketable securities	47,988	-	-	-
Interest income	410,034	391,420	-	-
Repayment of interest	(67,117)	-	-	-
Gain on sale of 60% interest in mineral property	78,124	-	-	78,124
Net loss before income taxes	(20,243,845)	(8,453,827)	(2,374,010)	(2,017,398)
Income taxes	-	-	-	-
Net loss	(20,243,845)	(8,453,827)	(2,374,010)	(2,017,398)
Comprehensive income items:				
Foreign currency translation gains (losses)	(84,632)	(381,030)	249,505	131,306
Recovery of (write-down) of marketable securities	(374,510)	(107,817)	140,412	-
Comprehensive loss	$ (20,702,987)	$ (8,942,674)	$ (1,984,093)	$ (1,886,092)
Net loss per common share				
Basic and diluted		$ (0.11)	$ (0.04)	$ (0.05)
Comprehensive loss per common share				
Basic and diluted		$ (0.12)	$ (0.04)	$ (0.05)

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity:
The changes in common stock since the commencement of the Company's exploration stage as required by US GAAP are as follows:

	Shares		Amount Under US GAAP
Issued to former shareholders of SRI	8,154,614	$	1,318,566
Held by other shareholders	488,041		467,467
Outstanding at June 26, 1996	8,642,655		1,786,033
Shares issued for mineral properties	1,400,000		667,204
Shares issued for services	200,000		126,465
Shares issued on warrants exercised	580,577		361,823
Shares issued for cash	500,000		329,936
Outstanding at January 31, 1997	11,323,232		3,271,461
Shares issued for mineral properties	200,000		134,250
Flow-through shares issued for cash	300,000		216,763
Shares issued for cash, less issue costs of $481,480	7,228,066		2,129,061
Shares issued for services	70,000		58,125
Outstanding at January 31, 1998	19,121,298		5,809,660
Share issue costs	-		(5,919)
Outstanding at January 31, 1999	19,121,298		5,803,741
Shares issued for cash, less issue costs of $4,092	951,494		61,578
Outstanding at January 31, 2000	20,072,792		5,865,319
Shares issued for cash, less issue costs of $54,246	3,043,667		377,614
Outstanding at January 31, 2001	23,116,459		6,242,933
Shares issued on warrants exercised	951,494		123,052
Cancellation of shares held in escrow	(4,836,615)		(1,279,287)
Outstanding at January 31, 2002	19,231,338		5,086,698
Shares issued for cash, less issue costs of $55,258	7,000,000		600,427
Shares issued on stock options exercised	910,000		88,290
Issued in exchange for mineral properties	1,000,000		171,125
Balance at January 31, 2003	28,141,338		5,946,540

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity (Continued):

	Shares	Amount Under US GAAP
Balance at January 31, 2003	28,141,338	5,946,540
Shares iIssued for cash, less issue costs of $266,372	6,000,000	845,292
Warrant valuation	-	(151,276)
Balance at January 31, 2004	34,141,338	6,640,556
Shares issued for cash, less issue costs of $360,964	7,395,000	1,486,784
Warrant valuation	-	(428,918)
Shares issued to broker as compensation	349,680	91,117
Shares issued on warrants exercised	1,257,500	318,352
Fair value of warrants exercised	-	90,345
Balance at January 31, 2005	43,143,518	8,198,236
Shares issued for cash, less issue costs of $295,750	12,131,000	3,117,705
Warrant valuation	-	(1,132,581)
Shares issued to broker as compensation	127,000	35,553
Shares issued on warrants exercised	2,221,060	692,984
Fair value of warrants exercised	-	255,491
Shares issued on stock options exercised	200,000	64,824
Fair value of stock options exercised	-	19,433
Balance at January 31, 2006	57,822,578	11,251,645
Shares issued after January 31, 2006	100,000	119,325
Shares issued for cash, less issue costs of $879,172	12,975,967	12,407,590
Warrant valuation	-	(2,847,058)
Shares issued on warrants exercised	6,126,730	2,639,865
Fair value of warrants exercised	-	740,133
Shares issued on stock options exercised	1,250,000	332,784
Fair value of stock options exercised	-	178,155
Balance at January 31, 2007	78,275,275	$ 24,822,439

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Other changes in shareholders' equity are presented as follows:

	Warrants	Additional paid in capital	Cumulative foreign currency translation adjustments	Cumulative adjustments to marketable securities	Deficit accumulated during the development stage
Balance, January 31, 2004	$ 151,276	$ 1,331,654	$ (84,413)	$ (407,106)	$ (7,412,198)
Warrant exercise, fair value	(55,200)	-	-	-	-
Issue of warrants, fair value	579,065	-	-	-	-
Warrant call	(90,345)	-	-	-	-
Stock options	-	150,606	-	-	-
Net (loss) income	-	-	-	-	(2,017,398)
Other comprehensive income items	-	-	131,306	-	-
Balance, January 31, 2005	584,796	1,482,260	46,893	(407,106)	(9,429,596)
Warrant exercise, fair value	(255,941)	-	-	-	-
Issue of warrants, fair value	1,132,581	-	-	-	-
Warrant expiry, fair value	(21,427)	-	-	-	-
Stock options	-	739,006	-	-	-
Stock option exercise, fair value	-	(19,433)	-	-	-
Stock options expired, fair value	-	16,907	-	-	-
Net (loss) income	-	-	-	-	(2,374,010)
Other comprehensive income items	-	-	249,505	140,413	-
Balance, January 31, 2006	1,440,009	2,218,740	296,398	(266,693)	(11,803,606)
Warrant exercise, fair value	(740,132)	-	-	-	-
Issue of warrants, fair value	2,847,058	-	-	-	-
Stock options	-	3,838,926	-	-	-
Stock option exercise, fair value	-	(178,155)	-	-	-
Net (loss) income	-				
Other comprehensive income items	-				

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

17. **Differences between Canadian GAAP and US GAAP (Continued)**
Statement of Cash Flows:

	Cumulative from Inception	2007	2006	2005
Operating activities				
Net loss	$ (20,243,845)	$ (8,453,827)	$ (2,374,010)	$ (2,017,398)
Depreciation	770,794	540,289	191,877	14,921
Stock option compensation	4,768,878	3,838,926	739,006	150,606
Expenses settled by the issue of common shares	184,610	-	-	-
Exploration expenditures settled by the issue of common shares	2,199,799	-	-	-
Gain on disposal of marketable securities	(47,988)	-	-	-
Write-down of advances to related company	554,846	-	-	-
Increase in sundry receivables and prepaids	(141,827)	(140,566)	(484)	(62,455)
(Increase) decrease in advances to related company	(677,231)	3,956	(64,105)	-
Increase (decrease) in payables and accruals	202,157	(19,576)	117,646	(2,091)
	(12,429,807)	(4,230,798)	(1,390,070)	(1,916,417)
Financing activities				
Issue of common shares, net of issue costs	27,003,885	15,380,240	4,025,421	1,991,200
Asset retirement obligation	181,767	50,000	-	131,767
	27,185,652	15,430,240	4,025,421	2,122,967

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

17. **Differences between Canadian GAAP and US GAAP (Continued)**
    Statement of Cash Flows (Continued):

	Cumulative from Inception	2007	2006	2005
Investing activities				
Increase in short-term investments	(433,699)	2,679	(436,378)	-
Increase in funds held in trust	-	-	-	75,000
Purchase of equipment	(2,827,187)	(1,337,687)	(1,413,136)	-
Acquisition of mineral rights	(468,107)	(280,692)	(187,415)	-
Mine development costs	(739,048)	(293,519)	(445,529)	-
Purchase of marketable securities	(1,057,976)	-	-	(78,124)
Reclamation bond	(181,767)	(50,000)	-	(131,767)
Proceeds on disposal of marketable securities	690,859	-	-	-
	(5,016,925)	(1,959,219)	(2,482,458)	(134,891)
Foreign currency translation adjustments	(84,632)	(381,030)	249,505	131,306
Cash and cash equivalents				
Net increase (decrease)	9,654,288	8,859,193	402,398	202,965
Beginning of period	-	795,095	392,697	189,732
End of period	$ 9,654,288	$ 9,654,288	$ 795,095	$ 392,697

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

17.   Differences between Canadian GAAP and US GAAP (Continued)

Recent US GAAP accounting pronouncements

In March 2004, the FASB ratified a consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 4-2 entitled "Whether Mineral Rights are Tangible or Intangible Assets." This consensus requires that costs to acquire mineral rights (defined as the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits) as tangible assets. This consensus was effective for years beginning after March 2004 and has been applied in the January 31, 2006 balance sheet. Prior to the adoption of this consensus, the Company accounted for mineral rights costs with exploration costs as expense when incurred.

In March 2005, the FASB ratified a consensus reached by the EITF on Issue No. 4-6 entitled "Accounting for Stripping Costs Incurred during Production in the Mining Industry." This consensus affects the accounting for costs of removing overburden and waste materials during the production phase of a mine. The consensus requires that stripping costs are to be accounted for as variable production costs and charged to operations during the period that the stripping costs are incurred. This consensus is required to be adopted in the fiscal year ending January 31, 2007. This consensus has had no effect in the current fiscal year since the Company is not yet in the production phase.

In May 2005, the FASB issued SFAS 154 Accounting Changes and Error Corrections, effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The adoption of this accounting principle had no effect on the financial statements.

In July 2006, the FASB issued FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company does not expect a material effect on the financial statements from the adoption of this standard.

In September 2006, the FASB issued Statement 157 "Fair Value Measurements". Statement 157 will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company is currently evaluating the potential impact, if any, that the adoption of Statement 157 "Fair Value Measurements" will have on the financial statements.

In Febrary 2007, the FASB issued Statement 159 "Fair Value Option". Statement 159 will become effective for financial statements issued for fiscal years beginning November 15, 2007, and interim periods within those fiscal years. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurment for accounting for financial instruments. The Company is currently evaluating potential impact, if any, that the adoption of statement 159 "Fair Value Option" will have on the statements.

18.   Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Royal Standard Minerals Inc. ("RSM", "Corporation" or "Company") constitutes management's review of the factors that affected the Corporation's financial and operating performance for the year ended January 31, 2007. The MD&A was prepared as of May 23, 2007 and should be read in conjunction with the audited annual financial statements for the year ended January 31, 2007 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Nevada, with projects in Nye, Elko, Churchill and Lyon Counties, Nevada. The Corporation's common shares are listed on the TSX Venture Exchange symbol RSM and on the US OTC:BB symbol RYSMF.

The Gold Wedge project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. This project was the major focus of the Company in fiscal 2007 and will continue to be its focus in fiscal 2008.

The Corporation has been evaluating other investment opportunities in Nevada as part of an effort to improve upon the Corporation's production capacity. Capital for the development of the current controlled projects and any future acquisitions are envisioned to come from equity and debt financing.

Results of Operations

The net loss for the year ending January 31, 2007 was $5,431,480 as compared to the net loss of $1,611,057 for the year ending January 31, 2006. The difference of $3,820,423 is principally the result of compensation expense resulting from stock options granted to officers, directors and a consultant during the current year in the amount of $3,838,926 versus $739,006 in the prior year for an increase of $3,099,920.

General and Administrative expenses increased from $266,505 for the year ended January 31, 2006 to $618,962 for the year ended January 31, 2007. The increase of $352,457 is mainly the result of Professional Fees which increased by $221,269, Corporate Development Expense which increased by $57,618 and Advertising Expense which increased by $45,539. Amortization increased from $191,877 in 2006 to $540,289 in 2007, for an increase of $348,412, and consulting fees which increased from $295,707 for the year ended January 31, 2006 to $443,693 for the year ending January 31, 2007, for an increase of $147,986. All increases are a direct result of increased activity on the Company's mineral projects.

Offsetting the aforementioned increases in expenses is interest income of $391,420 for the year ended January 31, 2007 versus none for the same period in 2006. In addition, the Company wrote off exploration properties amounting to $367,467 during the year ending January 31, 2006 versus none for the year ending January 31, 2007.

The Company owns a 100% interest in eight (8) projects in four (4) gold-silver districts in Nevada. These projects include the Goldwedge project in Nye County, the Pinon, Railroad, Mustang Canyon, and Dark Star projects in Elko County, the Fondaway Canyon, Dixie, and Comstock projects in Churchill County and the Como project in Lyon County, Nevada.

Gold Wedge Project
The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). RSM has commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts are constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily for potential gold mineralization. The bulk sampling program is well underway and includes several month of stockpiled material on the surface. During the period from November to April a regrinding circuit was installed to improve upon gold recoveries. Currently surface infrastructure at Goldwedge includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. The Company has agreed to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

Pinon-Railroad Project
The Company has also developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by fiscal year-end 2007. A second objective is to complete feasibility studies for the Pinon/Railroad near surface oxide deposits.

Other Projects

The Company signed an Exploration and Option Agreement with Metallic Ventures ("Metallic") to explore the Mustang Canyon Project in Esmeralda County, Nevada. The agreement gives the Company the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43-101 report, the Company will earn a 50% interest in the project. The Company may terminate the Agreement at any time after spending the initial $20,000 by providing 30 days written notice to Metallic. When the Company has exercised its option to acquire a 50% interest in the project, Metallic and the Company will establish a Joint Venture in respect to the project, on a 50/50 basis. Further expenditures on the Mustang Canyon Project will then be made by the Joint Venture. The Company will be the operator of the joint venture as long as it has at least a 50% interest in the joint venture.

Liquidity and Capital Resources

The Company's cash and cash equivalents balance as of January 31, 2007 was $9,654,288 compared to $795,095 at January 31, 2006, an increase of $8,859,193. The increase is attributable to the private placement offerings completed during the first quarter of 2006. The Company also had $433,699 in short term investments at January 31, 2007, compared to $436,378 in 2006.

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008. The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $2,847,058 ($3,198,582 CDN).

On March 31, 2005 the Company completed the first round of a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional share of common stock at a price of $0.50 CDN until March 31, 2007.

In addition, the agent for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants. Each warrant entitles the agent to acquire one additional share of common stock of the Company at an exercise price of $0.50 CDN until March 31, 2007.

A second round of the financing was completed on April 26, 2005, whereby 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one share of the Company's common stock at a price of $0.50 CDN per share until April 26, 2007.

As partial compensation for their services, the agents for this financing received 45,000 common shares and 247,500 warrants, each warrant entitles the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed the third and final round of private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one share of common stock at a price of $0.50 CDN per share until May 5, 2007.

Current assets as at January 31, 2007 were $10,438,324 as compared to $1,445,200 at January 31, 2006. Exploration properties at January 31, 2007 were $7,788,107 compared to $3,810,519 at January 31, 2006 and represent an increase of $3,977,588. Equipment increased from $1,258,994 at January 31, 2006 to $2,056,392 at January 31, 2007 resulting in an increase of $797,398, net of amortization. Both increases are the result of continued construction at the Gold Wedge Project. Total assets as at January 31, 2007 were $20,464,590 as compared to $6,646,480 at January 31, 2006. This represents an increase of $13,818,110 and is due primarily to cash remaining from the aforementioned private placement offerings and continued operations on the Gold Wedge project.

Current liabilities as at January 31, 2007 were $202,157 compared to $221,733 at January 31, 2006, and represent current trade payables.

Management believes that, subject to the achievement of significant revenue producing operations, equity and debt financings will remain the single major source of cash flow for the Corporation. However, there is no assurance that the Company can successfully obtain such financings in future periods.

The Corporation is authorized to issue an unlimited number of Common Shares of which 78,275,275 are outstanding as at January 31, 2007. As at January 31, 2007 the Corporation had outstanding options to purchase 7,826,500 common shares with exercise prices from $0.26-1.44 CDN per share and expiration dates ranging from April 2007 to October 2011. The Corporation also had 11,219,283 Warrants outstanding as of January 31, 2007. The exercise prices of the Warrants range from $0.50 CDN to $1.75 CDN and, if not exercised, expire from March 2007 through April 2008. (See notes 8-10 of the Company's January 31, 2007 audited financial statements for more details about the Company's stock, stock options and warrants.)

Selected Annual Financial Information

The following selected financial information is derived from the annual financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

		January 31		Cumulative from date of inception 6/26/1996
	2007	**2006**	**2005**	
Statement of Operations				
Revenue	0	0	0	$0
Interest Income	391,420	0	0	410,034
Administrative Expenses	5,441,870	1,493,095	572,318	9,705,242
Net loss for the year	(5,431,480)	(1,611,057)	(475,409)	14,154,630
Deficit, beginning of year	(9,463,890)	(7,852,833)	(7,377,424)	(740,740)
Deficit, end of year	(14,895,370)	(9,463,890)	(7,852,833)	(14,895,370)
Earnings (loss) per common share basic and diluted	(0.07)	(0.03)	(0.01)	
Balance Sheet	**2007**	**2006**		
Current Assets	10,438,324	1,445,200		
Interest in Mineral Properties and Related Deferred Exploration Costs	7,788,107	3,810,519		
Equipment, Net	2,056,392	1,258,994		
Current Liabilities	(202,157)	(221,733)		

Selected Quarterly Financial Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	3 Mos Ended January 31, 2007	3 Mos Ended October 31, 2006	3 Mos Ended July 31, 2006	3 Mos Ended April 30, 2006	3 Mos Ended January 31, 2006	3 Mos Ended October 31, 2005	3 Mos Ended July 31, 2005	3 Mos Ended April 30, 2005
Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses [1]	$686,309	($743,184)	($4,967,218)	($417,777)	($669,034)	($170,726)	($314,585)	($338,750)

Other Income (Losses), net [2]	(356,661)	283,730	529,013	(445,692)	67,142	(197,916)	16,328	(3,516)
Net Income (Loss)	329,648	($459,454)	($4,438,205)	($863,469)	($601,892)	($368,642)	($298,257)	($342,266)
Net Income (Loss) per Common share basic and diluted	(0.00)	(0.00)	(0.06)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)

1 Expenses in the 3 months ended January 31, 2007 reflect an adjustment of $1,749,130 for payroll and related expenses which were capitalized to the Gold Wedge Project in Mineral Properties.
2 Other Income (Losses) consists of interest income, write-off of mineral properties and foreign exchange gains and losses, shown net.

Exploration Properties

The following table reflects the exploration properties and expenditures during the year ending January 31, 2007. For more information refer to Note 5 of the January 31, 2007 audited financial statements.

	Opening Balance January 31, 2006	Additions (See details below)	Ending Balance January 31, 2007
Gold Wedge Project	$2,636,862	$3,516,345	$6,153,207
Pinon Project	762,285	385,974	1,148,259
Railroad Project	175,670	40,143	215,813
Fondaway Project	127,652	35,126	162,778
Como Project	108,050	0	108,050
	$3,810,519	$3,977,588	$7,788,107

Detail of Mineral Properties

For the years ended January 31	2007	2006	2005	Cumulative from date of inception of exploration phase
Gold Wedge Project				
Opening balance	$2,636,862	$1,460,443	$264,119	$0
Property Acquisition costs	171,376	184,892	111,122	506,399
Travel	77,737	70,862	40,770	212,553
Mine development costs	293,519	237,867	207,662	741,133
Drilling	53,185	78,790	146,441	278,416
General exploration	5,023	38,776	8,188	133,353
Professional fees	0	33,740	29,513	72,636
Consulting fees and payroll	1,377,706	243,297	619,528	2,324,926
Office and general	335,767	79,701	0	415,968
Analysis and assays	30,063	22,240	18,222	94,722
Supplies, Equipment and transportation	1,171,969	186,254	14,878	1,373,101
Activity during the period	3,516,345	1,176,419	1,196,324	6,153,207
Closing balance	$6,153,207	$2,636,862	$1,460,443	$6,153,207
Pinon Project				
Opening balance	$762,285	$600,538	$511,043	$0
Property Acquisition costs	34,047	40,258	42,156	425,570
Travel	0	801	1,201	11,850
Drilling	8,333	72,780	2,259	130,600
General exploration	0	0	0	7,765
Professional fees	0	0	0	66,273
Office and general	15,296	2,698	7,983	43,707
Geologist	0	25,008	3,127	32,653
Consulting fees	151,133	19,537	6,192	194,902
Reclamation costs	167,785	0	0	167,785
Analysis and assays	9,380	382	26,577	66,871
Supplies, Equipment and transportation	0	283	0	283
Activity during the period	385,974	161,747	89,495	1,148,259
Closing balance	$1,148,259	$762,285	$600,538	$1,148,259

For the years ended January 31	2007	2006	2005	Cumulative from date of inception of exploration phase
Railroad Project				
Opening balance	$175,670	$175,670	$122,732	$0
Property Acquisition costs	40,143	0	52,938	215,813
Activity during the period	40,143	0	52,938	215,813
Closing balance	$215,813	$175,670	$175,670	$215,813
Fondaway Project				
Opening balance	$127,652	$96,028	$43,999	$0
Property Acquisition costs	35,126	31,624	51,678	162,427
Analysis and assays	0	0	351	351
Activity during the period	35,126	31,624	52,029	162,778
Closing balance	$162,778	$127,652	$96,028	$162,778
Como Project				
Opening balance	$108,050	$86,330	$126,124	$0
Property Acquisition costs	0	0	0	35,695
Travel	0	0	0	2,806
Geologist	0	0	0	5,098
Consulting	0	0	0	41,532
Rent	0	21,720	0	53,575
Analysis and assays	0	0	0	9,138
Written off	0	0	(39,794)	(39,794)
Activity during the period	0	21,720	(39,794)	108,050
Closing balance	$108,050	$108,050	$86,330	$108,050

For the years ended January 31	2007	2006	2005	Cumulative from date of inception of exploration phase
Manhattan Project				
Opening balance	$0	$191,065	$172,031	$0
Property Acquisition costs	0	0	0	$27,707
Travel	0	0	0	28,253
General exploration	0	1,458	19,034	63,219
Consulting	0	0	0	47,743
Analysis and assays	0	0	0	25,601
Written off	0	(192,523)	0	(192,523)
Activity during the period	0	(191,065)	19,034	0
Closing balance	$0	$0	$191,065	$0
Other Projects				
Opening balance	$0	$54,053	$13,396	$0
Cumulative expenditures from date of inception	0	0	0	3,410,396
Expenditures during the period	0	120,891	40,657	161,548
Written off	0	(174,944)	0	(3,571,944)
Activity during the period	0	(54,053)	40,657	0
Closing balance	$0	$0	$54,053	$0
TOTAL	**$7,788,107**	**$3,810,519**	**$2,664,127**	**$7,788,107**

Transactions with Related Parties

	2007	**2006**	**2005**
Due from (to) related parties			
The President & Director of the Company[1]	$17,.402	$18,049	$11,095
Sharpe Resources Corporation[2]	104,984	108,293	51,142
	$122,386	$126,342	$62,237

(1) This advance is unsecured, non-interest bearing and has no set terms of repayment.
(2) Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.

Consulting fees include a bonus of $170,000 (2006 - $nil; 2005 - $nil) and salary of $252,621 (2006 - $96,192; 2005 - $nil) paid to the President of the Company.

Consulting fees include salary of $48,923 (2006 - $nil; 2005 $nil) paid to an employee who is also a family member of the President and Director of the Company.

Consulting fees include compensation of $12,155 (2006 - $nil; 2005 - $nil) paid to the CFO of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Lawsuit

On October 11, 2006 the Company received a document purporting to constitute a requisition from a group of shareholder of the Company ("the Dissident Group") alleging that they hold more than 10% of the Company's shares. The documents received requested that a shareholders meeting be called to consider the removal and replacement of the existing board of directors of the Company.

The board of directors of the Company has reviewed these documents with the benefit of outside advice and has serious concerns with respect to whether such documents constitute a valid requisition under the New Brunswick Corporations Act.

While reserving all of its rights in this regard, the board of directors of the Company has called a meeting of shareholders in response to the purported requisition received from the Dissident Group at which the constitution of the Company's board of directors will be considered.

On October 28, 2006, the Company filed an action in the United States District Court for the Central District of California against the persons and entities who have identified themselves as belonging to the Dissident Group. The Company alleges that the defendants violated section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78m(d), by failing to file a Schedule 13-D. On May 17, 2007, the Court ordered the striking of the defendants' answer and the Clerk of the Court entered defendants' default. A hearing on the Company's motion for entry of judgment is scheduled to be held by the Court on June 18, 2007.

There is a pending action against Messrs. Luke Norman and Timothy Master, two former employees of the Company. The September 25, 2006 complaint alleges that while employed by Royal Standard and thereafter, contrary to their duties to Royal Standard, Norman and Master participated in a pattern of behavior which included the dissemination of misleading or incorrect information, interference with corporate operations, communications with shareholders without proper authority, soliciting votes from shareholders contrary to securities law, conspiring against management in an attempt to impair the business of Royal Standard. In November 2006 Mr. Norman filed a counter complaint against Royal Standard Minerals Inc. without specifying damages. In the opinion of management this complaint is without merit.

The Company is seeking injunctive relief restraining Norman and Master from further communicating the alleged slander and misinformation regarding the Company. In addition to the injunctive relief, the Company seeks to recover damages for conspiracy to injure, defamation, slander, and special damages for breach of fiduciary duty.

Changes in Accounting Policies

The Accounting Standard Board issued new accounting standards, effective for financial statements relating to fiscal years beginning on or after October 1, 2006, dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. Consistent with US and international reporting requirements, these standards require that certain gains and losses be recorded in a separate statement as comprehensive income. Fair value is considered the most relevant measure for financial instruments, which are any contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. The company intends to adopt these policies effective February 1, 2007 and will report comprehensive income, equity and financial instruments in accordance with the relevant sections of the CICA Handbook (sections 1530, 3251, and 3855, respectively).

In addition to disclosing a new comprehensive income statement, the primary effect on the Company will be that all financial instruments will be measured at fair value. The Company will be required to separately disclose available-for-sale financial assets, which are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to maturity investments, or held for trading.

Any gains and losses arising from a change in the fair value of a financial asset or financial liability that is classified as held for trading (including assets previously disclosed as marketable securities, but excluding hedges) will be recognized in net income in the periods in which they arise. Certain gains and losses on financial assets classified as available for sale will be recognized in other comprehensive income until the financial asset is no longer recognized or becomes impaired.

Disclosure Controls and Procedures

RSM's President and Chief Financial Officer ("CFO") are responsible for establishing and maintaining the Company's disclosure controls and procedures. Access to material information is facilitated by the small size of RSM's management team. The President and the CFO, after evaluating the effectiveness of the RSM disclosure controls and procedures as of January 31, 2007, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to RSM and its subsidiaries would have been known to them.

The President and CFO have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Risk and Uncertainties

At the present time, the Corporation's viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future precious metal properties. The Corporation's ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Although the Corporation has been successful in the past in obtaining financing there is no guarantee that it will be successful in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in the precious metal prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.royalstandardminerals.com.

\s\ Roland M. Larsen

Roland M. Larsen
President

Heathsville, VA
June 11, 2007

Item 18. Financial Statements.
Not applicable.

Item 19. Exhibits.
None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


ROYAL STANDARD MINERALS INC.

(Registant)

/s/ Roland M. Larsen

Roland M. Larsen, President & CEO


Date: January 16, 2008

Risks Associated with Forward Looking Statements. This Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21e of the securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors and shareholders are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability of the Company to continue its mineral exploration strategy, complete recommended work programs, the success of the Company in locating mineral bodies in commercially recoverable quantities, the ability of the Company to develop the mineral bodies either on its own or in partnership with third parties, the ability of the Company to acquire interests in mineral exploration properties or mining claims, as well as market prices for mineral resources, competition and general market conditions. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Form 20-F will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

CERTIFICATIONS

I, Roland M. Larsen, certify that:

1. I have reviewed this annual report on Form 20-F of Royal Standard Minerals Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: January 16, 2008

\s\ Roland M. Larsen
Roland M. Larsen
President & CEO

CERTIFICATIONS

I, Samuel Gulko, certify that:

1. I have reviewed this annual report on Form 20-F of Royal Standard Minerals Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: July 27, 2007

\s\ Samuel Gulko
Samuel Gulko
Chief Financial Officer

Royal Standard Minerals Inc.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Roland M. Larsen, Chief Executive Officer of Royal Standard Minerals Inc. ("the Company"), certify that:

1. the annual report on Form 20F of the Company for the fiscal year ending January 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Roland M. Larsen
Roland M. Larsen
Chief Executive Officer
January 16, 2008

Royal Standard Minerals Inc.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Samuel Gulko, Director of Royal Standard Minerals Inc. ("the Company"), certify that:

1.   the annual report on Form 20F of the Company for the fiscal year ending January 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2.   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Samuel Gulko
Samuel Gulko
Chief Financial Officer
July 27, 2007